0-30600

P.E. 3-1-02

02026398

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

The Westaim Corporation
(Translation of registrant's name into English)

144-4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
Canada
(Address of principal executive officers)

(780) 992-5231
(Telephone number, including area code)

PROCESSED
APR 08 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No X

If "Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

The following documents are included in this Form 6-K:

Annual Report (which includes the financial statements for the financial year ended December 31, 2001 and Management's Discussion & Analysis) and Management's Proxy Materials.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION

Date: March 14, 2002

By: ______________________
Douglas H. Murray
Assistant Corporate Secretary

EXHIBITS TO REGISTRTION STATEMENT
ON FORM 6K
FILED BY THE WESTAIM CORPORATION

1.1 Annual Report (which includes the financial statements for the financial year ended December 31, 2001 and Management's Discussion & Analysis);
1.2 2002 Information Circular;
1.3 2002 Proxy; and
1.4 2002 Mailing Cards.

PROGRESS | STABILITY | Strength

The Westaim Corporation

2001 ANNUAL REPORT





MESSAGE TO THE SHAREHOLDERS

NUCRYST HIGHLIGHTS

NUCRYST PHARMACEUTICALS ENTERS INTO MARKETING AND SALES AGREEMENT WITH SMITH & NEPHEW, THE WORLD'S LEADING WOUND CARE COMPANY

NUCRYST PHARMACEUTICALS' PARTNER, SMITH & NEPHEW, LAUNCHES ACTICOAT™ PRODUCTS IN EUROPE IN 2001 AND TO ITS WORLDWIDE 500-PERSON SALES FORCE IN EARLY 2002

NUCRYST PHARMACEUTICALS ANNOUNCES INTENTION TO PURSUE PHARMACEUTICAL PRODUCTS BASED ON ITS PROPRIETARY NANOCRYSTALLINE TECHNOLOGY

2001 was a challenging year on many levels - from human tragedy to economic slowdown. The share prices of technology companies like Westaim were hit particularly hard as the overall market declined and many investors favored companies with near-term earnings over companies with high-potential technologies. Looking ahead, Westaim is well positioned relative to other technology companies because of our strong balance sheet and experienced senior management team.

Despite last year's difficult environment, we made good progress with our technologies, especially in NUCRYST Pharmaceuticals. While 2001's accomplishments were significant, we must do even more in 2002. Our business model is to accelerate the introduction of new technologies into the marketplace and we are constantly looking for ways to increase pace and shorten time to market.

Our cash balance increased during 2001. We ended the year with approximately $138 million in cash and no debt. The net loss of approximately $67.5 million was unusually high because of one-time non-cash charges.

NUCRYST Pharmaceuticals Corp.

In late 1998, NUCRYST Pharmaceuticals (formerly Westaim Biomedical) became one of the first companies ever to launch a commercial medical product using nanotechnology. Sales to end users of our initial product, Acticoat™ antimicrobial barrier dressings, were more than US$8 million in 2001, an extremely successful result for any medical device only three years after product launch.

At the start of 2001, NUCRYST had a sales force of 10 people based in North America. In May, NUCRYST entered into an exclusive worldwide partnership with the global leader in advanced wound management, Smith & Nephew plc of the United Kingdom, to market, distribute and sell serious wound products under the Acticoat™ brand.

Smith & Nephew took over NUCRYST's North American sales force and in the fall of 2001, launched Acticoat™ products through its European sales force. In January 2002, Smith & Nephew rolled out Acticoat™ products to its worldwide 500-person wound care sales force.

Under the agreement with Smith & Nephew, NUCRYST will receive reimbursement for manufacturing, continued research and development, plus a royalty on all sales. In addition, the company received proceeds of US$16.5 million on the sale of assets related to the burn wound business and will receive up to US$55.5 million in additional payments over time subject to the achievement of certain milestones.



IFIRE HIGHLIGHTS

IFIRE ACHIEVES COMMERCIAL QUALITY COLOR ON 8.5-INCH PROTOTYPE DISPLAY

GOVERNMENT OF CANADA COMMITS $30 MILLION TO IFIRE R&D

As a company that deals with medical professionals who treat serious wounds of all kinds – including burns and chronic wounds – Smith & Nephew recognized the value of our antimicrobial technology and immediately made Acticoat™ dressings one of its five focus products. Focus products receive increased marketing support and pay higher sales commissions to field representatives.

Building on the success of Acticoat™ antimicrobial barrier dressings, NUCRYST will now develop its nanocrystalline technology for pharmaceutical use on indications such as respiratory and skin diseases involving infection or inflammation. *In vitro* testing has demonstrated excellent antimicrobial properties for our unique silver nanocrystals, and preliminary research suggests it has anti-inflammatory activity as well. This pre-clinical work will continue in 2002 and will help identify which diseases to pursue as well as serve as the basis for an Investigational New Drug (IND) application. Expected to take four to seven years, we believe the pursuit of US Food & Drug Administration and Health Canada approvals will be considerably shorter and less expensive than the traditional drug discovery path of many new pharmaceutical products.

iFire Technology

In 2001, iFire Technology took another step forward in commercializing its flat panel technology for the large screen, hang-on-the-wall television market. The company expects to produce commercial-quality flat panel TV modules at a pilot facility in 2004.

iFire made a significant technological advancement by achieving commercial television quality color on its 8.5-inch prototype display. Using an improved materials system, iFire demonstrated iFire™ panels with color coordinates for red, green and blue that met the industry color standard for commercial television.

In early 2001, the Government of Canada, through Technology Partnerships Canada, agreed to contribute up to $30 million towards research and development costs for iFire™ displays over three years. Under the agreement, the contributions will be repaid through a small royalty on future sales of iFire™ displays. This financial support from the Canadian government will assist iFire in meeting its ambitious commercialization goals.

Partner negotiations progressed with a select group of well-known consumer television manufacturers in 2001.

iFire's initial target market for television will be the 28- to 42-inch screen size range. We expect to enter this segment of the market with both standard-definition and high-definition televisions with prices attractive to a wide consumer market.



FINANCIAL HIGHLIGHTS

CASH - $138.4 MILLION

REVENUE - $68.9 MILLION

SHAREHOLDER'S EQUITY - $208.6 MILLION

ASSETS - $238.2 MILLION

NO DEBT

Westaim Coating Solutions

In 2001, we combined Surface Engineered Products and Ambeon into one division – Westaim Coating Solutions – in order to take advantage of efficiencies in research and development and marketing.

Customer satisfaction with our ethylene coating products, branded CoatAlloy™, remains high, despite cash margins on ethylene being near historic lows. We now count eight of the top-ten ethylene producers in the world as customers and continue to see repeat orders from nearly all customers. We continue to improve our manufacturing process and invent more efficient and economic methods of applying our coatings to ethylene furnace tubes and fittings.

The division's aerospace coatings continued to generate solid margins and sales remained steady in 2001. Sales of electronic conductivity and shielding materials were negatively impacted as the global market for small electronics equipment such as cell phones and personal digital assistants (PDAs) experienced a slowdown. Demand is expected to rebound in parallel with the market for hand-held devices.

Other Investments

Westaim's other investments include: a minority investment in Savvion, Inc., a business process management software company; Westaim Partners, an early stage venture capital fund; and Westaim Coinage, a manufacturer of coin blanks.

Savvion is a best-in-class company operating in a very competitive industry. Despite a drop in overall demand for integration and business process management products, Savvion continues to win new contracts. We wrote down the value of our investment in Savvion in 2001 in order to reflect their losses during the year and an overall reduction of valuations in this sector.

Westaim Partners is a venture capital fund that makes investments in early stage companies with promising technologies. During 2001, Westaim Partners invested a total of $4.7 million in four companies.

After five years of consistent profitability, Westaim Coinage incurred an operating loss in 2001. Following the completion of contracts for blanks for the new Euro currency, the global capacity for coin blanks is in a state of significant oversupply. We are reviewing our alternatives in the context of the new environment.

On behalf of Westaim's Board of Directors, I want to extend my thanks to our employees for their ongoing commitment and outstanding performance in 2001.

Sincerely,



Kevin J. Jenkins
President and Chief Executive Officer



"The market for affordable consumer flat panel televisions will grow rapidly during the next five years with several technologies competing for domination. If iFire Technology continues on its impressive development pace, its displays could gain a significant share of the consumer television market by the middle of the decade.

Consumers want a flat panel television product that meets the high performance standards they have been accustomed to, but it must be priced within reach of a large number of buyers. To date, no technology has achieved this combination of performance and price. If iFire continues on its development pace, it could meet both of these requirements."

Dr. Joseph A. Castellano,
founder of Stanford Resources


1
2
3
4
5
6
7
8

ifire TECHNOLOGY

- 1 **TOP GLASS & COLOR FILTER**
- 2 **COLUMN ELECTRODES**
- 3 **THIN FILM DIELECTRIC**
- 4 **PHOSPHORS (RGB)**
- 5 **PLANARIZATION LAYER**
- 6 **THICK DIELECTRIC LAYER**
- 7 **ROW ELECTRODES**
- 8 **LOW COST SUBSTRATE**

For a consumer electronics technology to be successful, it must offer a clear benefit and demonstrate value to its users.

For television, success means combining the highest available performance characteristics with a price that is affordable to a large retail consumer base. To date, only the cathode ray tube, or CRT, has achieved both performance and affordability. But CRT will always have one major drawback for large screen television sets: its bulky form.

Almost since the invention of television, the dream of a thin, flat panel television has existed. The challenge remains to get the performance and low cost that consumers have come to expect from CRT televisions into a thin, hang-on-the-wall format.

Today, there are two flat panel technologies available in the TV market.

The first is LCD, or liquid crystal display. LCDs are most popular as laptop and desktop computer monitors. Display industry experts agree that manufacturing challenges in scaling to larger sizes in a cost-effective way and technological restraints in producing acceptable video images will relegate LCD to a relatively small niche in the 25 inch and greater screen size TV market for the foreseeable future.

The second technology is plasma display panel, or PDP, which first entered the market more than five years ago. Due to their high cost, PDPs have failed to penetrate the mass consumer market for in-home use as televisions and are primarily used today for public signage, such as information displays in airports.

The challenges faced by CRT, LCD and PDP present an opportunity for iFire Technology. iFire expects to enter the consumer television market in 2004 and will be targeting the 28- to 42-inch size class with products that meet or exceed industry performance characteristics and which have prices closer to CRT than to PDP.

According to leading, independent research firms, the global demand for both standard-definition and high-definition digital television products in the 25- to 50-inch size range is expected to be US$62 billion in 2005.


Color Comparison

WITH THE INTRODUCTION OF AN IMPROVED MATERIALS SYSTEM IN 2001, IFIRE ACHIEVED COMMERCIAL-QUALITY COLOR SPECIFICATIONS ON ITS PROTOTYPE DISPLAYS, ALLOWING FOR CRISP, VIBRANT IMAGES. THIS SIGNIFICANT ACHIEVEMENT IS A MAJOR STEP IN MEETING THE CRITICAL PERFORMANCE REQUIREMENTS TO PRODUCE CONSUMER TELEVISION PRODUCTS.

Path to commercialization

Today, iFire Technology is a flat panel research and development company. To make the transition from R&D to commercialization, iFire will seek world-class partners to maximize the market opportunity for its flat panel displays.

In 2000, iFire entered into a US$25-million non-exclusive licensing agreement with TDK Corporation of Japan to produce small graphic displays less than 12-inches in size. In addition to paying an upfront licensing fee and royalties on future sales, TDK is collaborating with iFire on technical development and the manufacturing processes required to mass produce iFire™ flat panel displays.

In 2001, TDK began demonstrating prototype displays produced at its iFire™ display pilot manufacturing facility in Japan. TDK is continuing to work with its customers to develop customer-specific display solutions using iFire's proprietary technology.

Television Partnerships

In preparation for entering the market for affordable, consumer flat panel televisions, iFire is focusing on three areas: continuing to increase display performance; securing and implementing manufacturing partnerships; and planning low-cost, high-yield production processes.

In 2002, iFire's engineers will transfer the commercial quality color and brightness achievements made on its 8.5-inch prototype display to its 17-inch prototype. These accomplishments will assist in validating iFire's ability to produce display modules in the 30-inch size range.

30% FEWER PROCESSING STEPS

higher yield - lower cost


iFire
PDP

To maximize penetration for iFire™-brand display modules in the consumer TV market, iFire is seeking partnerships with well-known producers of televisions and other electronics. Partner candidates share our view that there is a large market opportunity for a low-cost alternative to plasma displays that would make hang-on-the-wall televisions affordable as the transformation to digital and HDTV programming continues.

Moving toward production, iFire is planning tool set requirements, factory configuration and materials handling in preparation for building a pilot plant manufacturing facility in 2003. A manufacturing facility will be built with a partner, with initial production scheduled to begin in 2004.

The market for an affordable, hang-on-the-wall consumer television is huge and remains wide open. No technology has met the requirements of top performance at a price within reach of a mass consumer audience. iFire Technology is well positioned to be the first technology to accomplish this.

"When observing serious wounds treated with Acticoat™ antimicrobial barrier dressings, I see more than just infection protection. I see wounds that are moving towards healing, even with decades-old chronic wounds. I believe the unique anti-inflammatory and antimicrobial properties of NUCRYST's nanocrystalline silver holds tremendous potential as a drug for treating serious skin diseases and life-threatening respiratory diseases."

Robert H. Demling, M.D.
Professor of Surgery, Harvard Medical School
Burn Unit Director
Brigham & Women's Hospital
Boston, MA



PRODUCT
NANOTECHNOLOGY
ATOMIC
Acticoat™
SILCRYST
NANOCRYSTALS
Dressings for burns, chronic & serious wounds
Medical Device Coatings

NUCRYST Pharmaceuticals is one of the first biomedical companies in the world to successfully market products based on the emerging science of nanotechnology – the science of extremely small materials.

Nanotechnology is about building things atom by atom, molecule by molecule. The key is to control atoms individually and place them strategically for a specific purpose. Nanotechnology uses well-known physical properties of atoms and molecules to make novel materials with extraordinary properties.



LEVEL
NANOTECHNOLOGY
PRODUCT
New Pharmaceutical Products
Rx nanocrystals

The company's history in nanotechnology dates back 10 years when staff scientists invented and patented a method of applying a thin layer of nanocrystalline silver to base materials so that a constant supply of antimicrobial silver ions could be delivered to wounds. Today, this medical device coating of silver nanocrystals is branded SILCRYST™.

Silver has long been used to fight infection. Silver ions rapidly kill microbes in a variety of ways including blocking the cell respiration pathway. Using NUCRYST's patented method of creating silver nanocrystals, the powers of silver are amplified as the crystal structures get smaller.

NUCRYST's first medical device commercial products using SILCRYST™ nanocrystals were Acticoat™ burn dressings. Using a small internal sales force, NUCRYST gained significant market share in North America for Acticoat™ dressings, with sales climbing to more than US$8 million in 2001, less than three years after the product was launched in 1999. In May 2001, the company entered into an exclusive global partnership with Smith & Nephew, the world leader in advanced wound management. In addition to assuming the existing North American sales force, Smith & Nephew launched Acticoat™ products to its European sales team in the fall of 2001 and to the rest of its global 500-person wound care sales team in early 2002.

As physicians and medical professionals began using Acticoat™ dressings, they saw evidence that the dressings were doing more than simply serving as a barrier to infection – they appeared to exhibit anti-inflammatory and healing properties. Through *in vitro* testing, NUCRYST's silver nanocrystals have demonstrated effectiveness against more than 150 known pathogens, including antibiotic resistant strains sometimes called superbugs, as well as many fungi and viruses. Together, the anecdotal evidence and *in vitro* testing led NUCRYST to believe its unique technology has significant therapeutic value and should be developed for pharmaceutical products.



Pharmaceutical Research and Development

Building on the success of SILCRYST™ coatings on medical devices, NUCRYST will begin developing customized nanocrystals, or *Rx nanocrystals*, for a range of prescription drugs.

NUCRYST's *Rx nanocrystals* appear to have two very important therapeutic effects: broad spectrum antimicrobial activity and anti-inflammatory activity. This dual activity could be useful for a wide range of diseases.

Pre-clinical work by NUCRYST has pointed to two broad areas: dermatological and respiratory diseases.


NUCRYST Pharmaceuticals

As the body's largest organ, the skin is the site of many diseases that negatively affect our quality of life. Diseases of the skin affect millions of people and are not optimally treated with today's drugs.

Lung infections are the leading cause of death among nosocomial, or hospital-acquired, infections and are a costly and deadly concern for healthcare institutions. Studies have shown that up to one in four patients staying in a hospital intensive care unit developed lung infections and that as many as one-third of these nosocomial infections resulted in death.

In 2002, NUCRYST will begin the pre-clinical research required for formal pursuit of US Food & Drug Administration and Health Canada approvals of pharmaceutical products with *Rx nanocrystals*. While this process is expected to take four to seven years, it will be considerably shorter and less expensive than the traditional drug discovery path required for many new pharmaceutical products.

For most companies, the discovery path involves identifying a disease or condition, studying it, and then inventing a drug to address it. NUCRYST believes its platform technology can be developed into drugs to address many medical diseases involving infection or inflammation. Already used commercially on Acticoat™ dressings, SILCRYST™ antimicrobial coatings are proven safe for use by humans and have demonstrated their efficacy as a barrier to infection. NUCRYST will now focus on developing drugs based on customized formulations of its patented nanocrystalline technology.

Over the longer term, NUCRYST expects to apply its technology to a broader spectrum of nanocrystalline products. These will likely use not just silver nanocrystals, but nanocrystals from other noble metals such as gold and platinum, which have different therapeutic benefits.

The world of biotechnology is changing rapidly. Nanotechnology has opened a door by allowing medicine to be developed in new and smarter ways. In medicine, smaller just may be better.



WESTAIM

COATING SOLUTIONS

Westaim Coating Solutions develops, manufactures and markets coating products for various applications in the ethylene, aerospace, electronics and other industrial markets.

CoatAlloy™ Coatings for the Ethylene Industry

The company's CoatAlloy™ coatings provide significant economic benefits to the world's ethylene producers. Eight of the top-ten global ethylene producers are using CoatAlloy™ coatings in their ethylene furnaces.

Ethylene is produced by processing hydrocarbon feedstock in high temperature furnaces. An unwanted side effect during this process is the build up of carbon, or coke, on the inner walls of the tubes and fittings in an ethylene furnace. Ethylene producers must shut down their furnaces as often as every seven days to burn off the coke. This results in more than US$2 billion in lost production every year.

Producers know that conversion of feedstock increases with temperature. However, with an uncoated furnace tube, increasing the furnace temperature also results in significant decreases in run time because of accelerated coking. CoatAlloy™ coatings significantly reduce coking, even at operating temperatures as high as 1150°C, which allows for increased run time, better production yields and higher profits for producers.


Aerospace
Electronics
Ethylene Coatings

Electronics Materials

As electronic devices continue to get smaller and operate at higher frequencies, the demand for new conductive filler materials to provide electromagnetic interference (EMI) shielding grows. Westaim Coating Solutions manufactures coated powders used as conductive filler materials to provide the conductivity and shielding functions required in devices such as cell phones and personal digital assistants. In 2001, Westaim Coating Solutions introduced gold-coated composite powders for the conductive materials used in electronic packaging.

Turbine Engine Materials

Westaim Coating Solutions has a 30-year track record of manufacturing and selling composite powders and fabricated honeycomb parts for use as abradable seals in turbine engines. The company's Durabrade™ and Neomet™ brand seal systems reduce the clearance between rotating and stationary parts, which enable the engines to operate at higher pressures, yielding an improvement in fuel efficiency of 2 to 3 per cent and correspondingly lower emissions. The company's products are approved for use on engines made by the world's leading engine manufacturers including Alstom Power, GE Aircraft Engines, Pratt & Whitney and Rolls-Royce.

THE FOLLOWING DISCUSSION OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000 SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES

CONSOLIDATED RESULTS

Overview

For the year ended December 31, 2001, The Westaim Corporation reported a net loss and loss from continuing operations of $67.5 million compared to a net loss of $14.6 million and loss from continuing operations of $28.2 million for the year ended December 31, 2000. The net loss in 2000 included earnings from discontinued operations and the gain on sale of discontinued assets totaling $13.6 million.

The loss from continuing operations in 2001 was $34.2 million before the impact of certain items including: write-downs in the carrying value of assets of $34.7 million, a gain on sale of assets of $20.1 million and equity losses on investments of $18.7 million. In 2000, the loss from continuing operations was $30.7 million before a non-recurring dilution gain of $10.5 million recorded on the sale of a 2.5% equity interest in iFire Technology Inc. (iFire) and equity losses on investments of $8.0 million.

The basic and diluted net loss per common share was $0.87 in 2001 compared to a basic and diluted net loss per common share of $0.19 in 2000. The basic and diluted loss per common share from continuing operations was $0.87 in 2001 and $0.37 in 2000. Weighted average shares outstanding were 77.7 million and 76.9 million in 2001 and 2000 respectively.

Revenues of $68.9 million in the year declined $58.9 million over the prior year due entirely to weaker business activity in the Coinage Products business segment where new business in 2001 did not replace the record number of contracts completed in 2000.

A comparison of operating costs in 2001 compared to the prior year is as follows:

($millions)	2001	% of Revenue	2000	% of Revenue
Manufacturing	$ 52.8	76.6%	$ 96.9	75.9%
Selling, general and administrative	19.8	28.8%	22.0	17.2%
Research and development	19.4	28.2%	30.1	23.6%
Depreciation and amortization	9.6	13.9%	9.5	7.4%
	$ 101.6		$ 158.5	

Lower manufacturing and selling, general and administrative costs compared to 2000 reflect significantly lower activity in the Coinage Products business segment while the reduction in research and development costs reflects funding from Technology Partnership Canada, discussed below. All eligible research and development expenditures qualify for a 20% tax credit that can be utilized when the Corporation reaches a taxable position. No development costs were capitalized in 2001 or 2000.

Corporate expenses for the year ended December 31, 2001 were $8.8 million compared to $7.9 million recorded in 2000, reflecting higher corporate transaction activity. Interest on cash and cash equivalents totaled $7.7 million in both 2001 and 2000. Income tax expense in 2001 was $0.4 million compared to a small recovery of $0.3 million in 2000.

Non-recurring items - 2001

In May 2001, the Company received proceeds of $23.1 million and recorded a gain of $20.1 million on the sale of assets related to Nucryst Pharmaceuticals' burn business to Smith & Nephew plc.

In the fourth quarter of 2001, the Company recorded a $34.7 million write-down in the carrying value of assets in the Coinage Products and Westaim Coating Solutions operating segments. The write-down, discussed more fully in Note 14 to the 2001 Consolidated Audited Financial Statements, reflects uncertainty regarding the ability to secure profitable future coin blank and other coinage-related contracts due to over-capacity in the coinage products market, a significant and sustained downturn in the global ethylene industry and changes to manufacturing processes.

Equity losses of $18.7 million in 2001 include write-downs in the value of investments accounted for under the equity method totaling $10.2 million, reflecting lower valuations in 2001 for technology based investments.

Non-recurring items - 2000

In February 2000, iFire entered into a strategic business arrangement with Japan-based TDK Corporation ("TDK") for technology collaboration, production of iFire™ displays, and a 2.5% common equity investment in iFire, for US $7.5 million. The equity investment made by TDK was accounted for as an effective disposition of shares, resulting in a dilution gain of $10.5 million.

In December 2000, the Company sold substantially all assets related to its Chemicals business segment for proceeds of $18 million, resulting in an after-tax gain of $9.2 million. The results from operations of the Chemicals business and the estimated costs of disposition have been accounted for on a discontinued basis. The book value of the assets divested comprised primarily working capital of $1.5 million and capital assets of $3.3 million. Earnings from discontinued operations net of income taxes were $4.3 million for the period ended December 29, 2000.

OPERATIONS

Westaim's operations are organized into two high-potential emerging technology businesses: iFire Technology Inc. and Nucryst Pharmaceuticals Corp. (formerly Westaim Biomedical Corp.); one industrial technology business, Westaim Coating Solutions; and one mature industrial products business, Coinage Products. Westaim's primary strategy is to invest in the independent technical, research, operating, and marketing and sales capabilities of each of its technology investments, through the early years of product development, introduction and commercialization.

iFire Technology Inc.

iFire, based in Toronto, Ontario, has developed a proprietary full-colour solid state display technology with applications in both the fast-growing large screen TV market and small graphic display market. This business unit continues to achieve strategic milestones towards proving the commercial viability of its technology. During the year, iFire demonstrated an 8.5-inch prototype display with luminance of 200 cd/m^2, video performance and 16.7 million colours. iFire continues to make further technical improvements to its displays as measured in colour, brightness, lifetime and electronics.

OPERATIONS (CONTINUED)

The net loss in iFire for the year ended December 31, 2001 was $10.1 million after TPC funding (discussed below) compared to $22.0 million in 2000. Licensing revenues recognized for the year ended December 31, 2001 were $4.3 million compared to $3.5 million in 2000, reflecting a full year benefit of the TDK agreement. Total expenses for research, development and trial manufacturing, including depreciation before TPC funding, was $27.2 million in 2001 compared to $25.5 million in 2000. The increase in expenses primarily reflected salary and wage costs for research and development staff.

In 2001, iFire entered into a research and development contribution agreement with the Government of Canada through Technology Partnerships Canada (TPC). Under the agreement TPC has agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire, until April 30, 2003 to a maximum of $30 million. In exchange, iFire will pay a royalty to TPC equal to 1.065% of eventual commercial sales of the technology under development. In addition, TPC received warrants to purchase common shares of iFire, representing approximately 0.5% of the current outstanding common shares of iFire. Contributions from TPC are recorded as a reduction of the cost of the applicable capital asset or credited to the statement of operations of iFire, as determined by the nature of the expenditure being funded.

The impact of the TPC funding on the iFire business segment's operating results are summarized as below:

	Operating Expenses		Capital Expenditures	
($millions)	2001	2000	2001	2000
Expenses – iFire	$ 27.2	$ 25.5	$ 3.1	$ 3.7
TPC funding	12.9	–	1.6	–
Net Expenses – iFire	$ 14.3	$ 25.5	$ 1.5	$ 3.7

In 2000, iFire entered into a strategic partnership with TDK, a major Japanese electronics manufacturer. The transaction included an up-front license fee of $11.8 million for the rights to use iFire's proprietary technology to manufacture flat panel displays under 12-inches in size, a commitment to invest in the development of iFire's technology, and ongoing royalty payments on future sales of displays manufactured by TDK using iFire technology. The up-front license fees received from TDK are being recognized in revenue over the period that the services are provided.

The outlook for iFire is to continue research and development at expenditure levels comparable to 2001 and to pursue a strategy of developing relationships with major international electronics companies with a view to jointly exploiting the commercialization of large format display products.

Nucryst Pharmaceuticals Corp. (formerly Westaim Biomedical Corp.)

Nucryst Pharmaceuticals researches, develops and commercializes medical devices and pharmaceutical products based on its noble metal nanocrystalline technology. The net loss for the year ended December 31, 2001 was $6.2 million compared to $8.1 million in 2000. Revenues for the year ended December 31, 2001 increased to $9.8 million from $7.7 million in the prior year, while research and development, manufacturing, selling, and administration expenses including depreciation, were $16.1 million compared to $15.8 million in 2000.

Nucryst's first products, Acticoat™ Burn Dressings and Acticoat 7™ Antimicrobial Dressings, targeting the burn chronic wound markets, were developed and sold by Nucryst until May 2001 when a series of agreements were completed with Smith & Nephew plc ("Smith & Nephew") under which Smith & Nephew acquired an exclusive global license to the Nucryst antimicrobial coating technology for wounds, together with Nucryst's U.S. and Canadian Acticoat™ burn dressing business. The gain on sale of the burn portion of Nucryst's business amounted to $20.1 million. Nucryst continues to manufacture Acticoat™ products for Smith & Nephew and receives royalty payments based on Smith & Nephew's global sales. The two companies are collaborating to develop the technology for the introduction of new products for chronic and serious wounds.

Prior to May 2001, revenue reflected direct sales by Nucryst to customers. Commencing in May 2001, revenue comprises licensing royalties, milestone payments and manufacturing revenues relating to Acticoat™ products sold by and produced for Smith & Nephew. Revenue from licensing and manufacturing in 2001 was $4.2 million while revenue from direct sales totaled $4.0 million. In addition, milestone revenue of $1.6 million was recognized in 2001, reflecting payments from Smith & Nephew for the achievement of certain sales targets. In 2000, all revenues resulted from direct sales by Nucryst to customers. Total sales to end users of Acticoat™ products increased 56% in 2001 compared to 2000.

Capital spending totaled $0.5 million in 2001 compared to $0.3 million in 2000. Nucryst's sales, marketing, and research activities are based in Wakefield, Massachusetts and manufacturing operations are located in Fort Saskatchewan, Alberta.

The outlook is for continued growth in licensing and manufacturing revenues as Acticoat™ products are launched in the United States and Europe by Smith & Nephew. Increases in revenue are expected to be significantly more than offset by increases in research and development expenditures as Nucryst expands clinical and pre-clinical research into the pharmaceutical attributes of its noble metal nanocrystalline technology. Nucryst's research and development effort is focused on obtaining U.S. Food and Drug Administration approval of one or more drugs to be used in the treatment of respiratory and dermatology indications and will involve 4-7 years of clinical development.

Westaim Coating Solutions

In 2001, the Westaim Ambeon and Surface Engineered Products businesses were combined into a single business unit – Westaim Coating Solutions. Westaim Coating Solutions, with operations in Edmonton and Fort Saskatchewan, Alberta, develops, manufactures and sells coating solutions and products to customers in the aerospace, electronics, catalyst, ethylene and other markets.

The net loss from operations in Westaim Coating Solutions for the year ended December 31, 2001 was $9.0 million on revenue of $39.5 million compared to a net loss of $6.5 million on revenue of $43.8 million in 2000. The decline in revenue primarily reflects reduced sales of electronic coatings products as weak global demand for small consumer electronic devices reduced the demand for materials used for electromagnetic shielding in such devices. The increased loss reflects these weaker sales in electronic coatings products and includes charges to earnings in the ethylene coatings product line associated with changes in its manufacturing processes.

OPERATIONS (CONTINUED)

During the year, Westaim Coating Solutions sold 387 tonnes of nickel composite and other nickel-based materials to the aerospace and electronics industries compared to 438 tonnes in 2000; 545 tonnes of nickel welding powders compared to 593 tonnes in 2000; and approximately 20,000 feet of ethylene coating products compared to 18,000 feet in 2000.

Capital spending in Westaim Coating Solutions totaled $4.9 million in 2001 compared to $7.2 million in 2000, reflecting the completion of major capital projects. The outlook for Westaim Coating Solutions is for growth in sales in the ethylene coatings product line during 2002 and a gradual recovery in electronics powders sales towards the end of 2002. The Company will continue to invest in research and development of new advanced materials based on its core coatings technology expertise.

Coinage Products

The Coinage Products segment, based in Fort Saskatchewan, Alberta, manufactures and sells coin blanks to the national mints of countries around the world. In addition, the segment provides contract services for the transfer of coin blank manufacturing technology to national mints. The operating loss in Coinage Products was $6.6 million for the year ended December 31, 2001 compared to earnings of $6.5 million for the prior year. Coinage revenue was $15.3 million in 2001 on sales volumes of 3,612 tonnes, down from $72.8 million on volumes of 10,015 tonnes in the prior year.

These weaker financial results reflect: a significant reduction in activity as major contracts for the "Euro" coin and nickel strip products were completed in late 2000; a weakening in the "Euro" exchange rate; and competitive pressures in the international coin blank market generally. Also contributing to the loss in 2001 were $1.8 million in additional charges to operations relating to the slowdown in business activity and the temporary shutdown of coinage operations. The outlook for the Coinage Products segment is for continued weakness in 2002 but significantly reduced operating losses.

INVESTMENTS

Westaim, through its Westaim Partners division, makes early stage investments in emerging technology companies. The investments are generally accounted for using the cost or equity method, depending on Westaim's percentage voting interest in the investment. In 2001, Westaim Partners made investments totaling $4.7 million in four companies representing a variety of technologies in various stages of development. The carrying value of these investments amounted to $3.2 million at December 31, 2001.

In addition, Westaim maintains a 24.4% voting interest in Savvion, Inc., a private business process management software company based in Santa Clara, California. During 2001, this investment was written down to nominal value, reflecting the current business environment, weaker performance outlook and adjustments to technology market valuations generally.

INVENTORY

Westaim's inventories were $18.5 million at December 31, 2001 compared to $27.6 million at December 31, 2000. The reduction reflects lower activity levels at the end of the year in Coinage Products and a write down of spare parts and equipment inventory totaling $3.6 million in the Coinage Products and Westaim Coating Solutions businesses relating to the asset impairment write-down previously discussed.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001 the Corporation had cash and short-term investments of $138.4 million compared to $124.5 million at December 31, 2000. This improvement in liquidity is primarily the result of releasing cash from non-cash working capital balances and receiving proceeds of $23.1 million from the sale of the North American burn business. Cash used in continuing operations, before working capital changes, totaled $24.4 million for the year ended December 31, 2001 compared to $20.4 million for the prior year. Changes in non-cash working capital balances related to continuing operations generated cash of $29.4 million in 2001 compared to a use of cash of $9.2 million in 2000 and capital expenditures for continuing operations totaled $7.8 million in 2001 compared to $12.9 million in 2000.

Management believes that current cash balances and cash generated from operations will be sufficient to finance the Company's future operations and capital expenditures.

DIVIDENDS

The Company did not pay cash dividends in 2001 or 2000 and has a policy of retaining its cash reserves to finance capital projects and business growth.

RISKS AND UNCERTAINTIES

The Company's core operating businesses are the production and marketing of metal-based powders and products. Earnings performance can be sensitive to fluctuations in nickel commodity prices. From time to time, Westaim hedges its exposure to nickel commodity price changes through the use of forward contracts. The Company's earnings performance can also be sensitive to currency and interest rate fluctuations. Westaim reduces this exposure by entering into foreign currency forward transactions and interest rate forward rate agreements.

The Company invests in new technologies with the objective of providing leadership, strategy and capital to commercialize the technology as quickly as possible. There is significant risk that the technology may not be able to be commercialized in a timely or cost-effective manner or that it may not be accepted by the marketplace. Westaim reduces this risk by investing in multiple technologies and in businesses that have passed the early stages of development.

The Company's technology businesses are dependent upon the talents and knowledge of key individuals in each of the businesses. The risk of losing valuable information in the event one of these individuals leaves the Company is minimized by the use and enforcement of confidentiality agreements. The Company also provides competitive remuneration and incentives for the retention of key personnel.

ENVIRONMENTAL MATTERS

The Company's operations are, and will continue to be, affected by federal, provincial and local laws and regulations regarding the protection of the environment. The Company and its subsidiaries have policies and procedures in place which support a comprehensive environmental management system that includes audits, legal compliance and reporting.

The provision for site restoration increased by $2.6 million in 2001 to $6.5 million. The provision and increase relates primarily to site restoration associated with the discontinuance of DS nickel production as well as soil and groundwater reclamation and remediation, based on independent estimates of these costs.

MARKET FOR SECURITIES

The common shares of The Westaim Corporation are listed on The Toronto Stock Exchange under the symbol WED and on NASDAQ under the symbol WEDX.

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements, the notes thereto and other financial information contained in this annual report have been prepared by, and are the responsibility of, the management of The Westaim Corporation. Financial information contained throughout this annual report is consistent with the financial statements. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management's best estimates and judgements when appropriate. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements. The Audit Committee, which is comprised of three Directors, none of whom is an officer of the Company, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the report of the auditors. It reports its findings to the Board of Directors who approve the consolidated financial statements.

The consolidated financial statements have been audited by Deloitte & Touche LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards. The auditors have full and unrestricted access to the Audit Committee.

Kevin J. Jenkins
President and
Chief Executive Officer

G.A. (Drew) Fitch
Executive Vice President and
Chief Financial Officer

February 21, 2002

To the Shareholders of
The Westaim Corporation

We have examined the consolidated balance sheets of The Westaim Corporation as at December 31, 2001 and 2000 and the consolidated statements of loss, deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
January 30, 2002

CONSOLIDATED BALANCE SHEETS

(thousands)	December 31 2001	December 31 2000
ASSETS		
Current		
Cash and cash equivalents	$ 138,373	$ 124,519
Accounts receivable	18,152	44,894
Inventories (Note 4)	18,510	27,614
Future income taxes (Note 5)	-	9,345
Other	929	778
	175,964	207,150
Capital assets (Note 6)	44,833	77,023
Deferred charges (Note 7)	2,085	2,575
Future income taxes (Note 5)	12,115	7,249
Investments (Note 8)	3,182	15,485
	$ 238,179	$ 309,482
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 18,648	$ 21,658
Provision for site restoration (Note 9)	6,470	3,885
Deferred licensing revenue (Note 10)	4,439	8,325
	29,557	33,868
Shareholders' equity		
Capital stock (Note 11)	372,598	372,131
Deficit	(163,976)	(96,517)
	208,622	275,614
	$ 238,179	$ 309,482

Approved on behalf of the Board:

Ian W. Delaney
Director

Guy J. Turcotte
Director

(thousands)	Year Ended December 31 2001	Year Ended December 31 2000
Revenue	$ 68,883	$ 127,754
Costs		
Manufacturing	52,781	96,972
Selling, general and administrative	19,830	21,982
Research and development (Note 12)	19,440	30,103
Depreciation and amortization	9,557	9,466
Divisional loss	(32,725)	(30,769)
Corporate costs	(8,839)	(7,916)
Interest income	7,727	7,694
Gain on sale of assets (Note 13)	20,122	-
Write-down of carrying value of assets (Note 14)	(34,687)	-
Equity loss (Note 8)	(18,687)	(8,024)
Gain on issuance of shares by subsidiary (Note 15)	-	10,509
Loss from continuing operations before income taxes	(67,089)	(28,506)
Income tax (expense) recovery (Note 5)		
Current	(75)	(698)
Future	(295)	994
	(370)	296
Loss from continuing operations	(67,459)	(28,210)
Earnings from discontinued operations net of income taxes (Note 17)	-	4,323
Gain on disposal of discontinued assets net of income taxes (Note 17)	-	9,239
Net loss for the year	$ (67,459)	$ (14,648)
Loss per common share (Note 21)		
Continuing operations - basic	$ (0.87)	$ (0.37)
Net loss - basic	(0.87)	(0.19)
Continuing operations - diluted	(0.87)	(0.37)
Net loss - diluted	(0.87)	(0.19)
Weighted average number of shares outstanding (thousands)	77,741	76,940
Deficit at beginning of year	$ (96,517)	$ (102,667)
Change in accounting policy (Note 3)	-	20,798
As restated	(96,517)	(81,869)
Net loss	(67,459)	(14,648)
Deficit at end of year	$ (163,976)	$ (96,517)

(thousands)	Year Ended December 31 2001	Year Ended December 31 2000
OPERATING ACTIVITIES		
Loss from continuing operations	$ (67,459)	$ (28,210)
Items not affecting cash		
Depreciation and amortization	9,557	9,466
Provision for site restoration	3,017	5,463
Future income taxes	295	(994)
Gain on sale of assets	(20,122)	-
Write-down of carrying value of assets	34,687	-
Write-down of inventory	1,066	-
Gain on issuance of shares by subsidiary	-	(10,509)
Deferred licensing revenue	(4,272)	(3,467)
Equity loss	18,687	8,024
Other items	194	(200)
Cash used in continuing operations before non-cash working capital changes	(24,350)	(20,427)
Changes in continuing operations non-cash working capital		
Accounts receivable	26,742	(15,354)
Inventories	5,541	2,675
Other	(151)	854
Accounts payable and accrued liabilities	(2,644)	(7,579)
Site restoration expenditures	(432)	(1,578)
Deferred licensing revenue	386	11,792
Cash provided from (used in) continuing operations	5,092	(29,617)
Cash provided from discontinued operations	-	6,635
Total cash provided from (used in) operating activities	5,092	(22,982)
INVESTING ACTIVITIES		
Capital expenditures - continuing operations	(7,819)	(12,896)
Capital expenditures - discontinued operations	-	(836)
Sale of discontinued assets	-	18,000
Short-term investments	-	90,126
Deferred charges	(629)	(906)
Proceeds on sale of assets (Note 13)	23,127	-
Investments	(6,384)	(23,509)
Cash provided from investing activities	8,295	69,979
FINANCING ACTIVITIES		
Issue of common shares	467	10,449
Proceeds on sale of subsidiary shares	-	10,509
Cash provided from financing activities	467	20,958
Net increase in cash and cash equivalents	13,854	67,955
Cash and cash equivalents at beginning of year	124,519	56,564
Cash and cash equivalents at end of year	$ 138,373	$ 124,519

1 BASIS OF PRESENTATION

The Westaim Corporation ("the Company") was incorporated on May 7, 1996 by articles of incorporation under the Business Corporation Act (Alberta).

The consolidated financial statements include the accounts of the Company, and its principal subsidiaries, iFire Technology Inc. ("iFire"), Nucryst Pharmaceuticals Corp. ("Nucryst"), Surface Engineered Products Corporation, Westaim Technologies Inc. and Neomet Limited. During the year, Westaim Biomedical Corp. changed its name to Nucryst Pharmaceuticals Corp.

All amounts are expressed in thousands except per share data.

2 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a) Principles of consolidation

The financial statements of entities, which are controlled by the Company, referred to as subsidiaries, are consolidated. Entities which are not controlled, but over which the Company has the ability to exercise significant influence are accounted for using the equity method of accounting. Investments in other entities are accounted for using the cost method.

b) Use of estimates

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, which require Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Significant estimates include the provision for site restoration, provision for asset impairment, future income taxes, and useful lives of capital assets. Actual results could differ from those estimates.

c) Translation of foreign currencies

Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at current rates of exchange. Foreign operations are considered financially and operationally integrated and are translated into Canadian dollars using the temporal method of translation. Gains or losses resulting from the translation adjustments are included in income.

d) Revenue recognition

Revenue is generally recognized when product has been delivered. Specific revenue recognition policies for each of the Company's operating segments are as follows:

Westaim Coating Solutions - For certain products and services, revenue is recognized on the percentage of completion basis, as specific critical events occur. In some instances, product is sold on the basis of achieving defined performance standards. In these cases, revenue is not recognized until these performance standards have been achieved. In addition, a provision for potential warranty expense is provided for at the time of sale, based on warranty terms and prior claims experience.

Coinage Products - Revenue is generally recognized on delivery to and acceptance by third party customers. Under certain contracts, revenue is recognized at time of shipment.

2 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

Nucryst Pharmaceuticals – Revenue from direct sales to third parties is recognized upon delivery. For products manufactured under license, revenue is recorded at the date of shipment at actual cost plus an agreed markup, plus a royalty based on a percentage of sales revenue earned by the licensee on sales to third parties. Revenue relating to the achievement of milestones under licensing agreements is recognized when the milestone event has occurred.

iFire Technology – The Company recognizes revenue from licensing fees over the term that services are being rendered. Deferred licensing revenue represents amounts received under agreements for which the process of earning the revenue has not been completed. Royalties are recognized when earned in accordance with the terms of the specific agreement.

e) Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term investments with original maturities at the date of acquisition of 90 days or less and are recorded at cost.

f) Short-term investments

Short-term investments consist of money-market instruments with maturities of less than one year. As at December 31, 2001 and 2000, the Company held no short-term investments.

g) Inventory valuation

Finished products, raw materials, materials in process, spare parts and operating materials are valued at the lower of average cost and net realizable value.

h) Research and development costs

Research costs are expensed as incurred and significant project development costs are capitalized in accordance with Canadian generally accepted accounting principles once the Company has determined that commercialization criteria concerning the product or process have been met. Amortization of these costs over their estimated useful life commences with the successful commercial production or use of the product or process. On an ongoing basis, Management reviews the unamortized balance to ensure that the deferred development costs continue to satisfy the criteria for deferral and amortization.

As at December 31, 2001 and 2000, no research and development costs have been capitalized.

i) Government assistance

Government assistance towards research and development expenditures related to capital assets used for research and development is credited against the cost of the related capital asset and all other assistance is credited against the related expenses as incurred.

j) Capital assets

i) Property, Plant and Equipment – Property, plant and equipment are stated at cost. Depreciation and amortization is calculated using a straight-line method based on estimated useful lives of the particular assets which do not exceed 20 years for buildings and 10 years for equipment.

ii) Carrying Value – The Company evaluates the carrying value of property, plant and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and recognizes an impairment charge when it is probable that estimated future non-discounted cash flows of the underlying assets will be less than the carrying value of the assets.

k) Site restoration costs

Site restoration costs have been estimated taking into consideration the anticipated method and extent of the remediation consistent with regulatory requirements, industry practices, current technology and the possible uses of the site. The estimated amount of future restoration costs is reviewed regularly based on available information. Where the forecasted net restoration costs exceed existing provisions, an additional expense is recognized in the period.

l) Derivative financial instruments

Prices for certain nickel inventories may be hedged using futures contracts. The gain or loss thereon is recognized when the underlying product is sold. The Company may reduce exposure to foreign currency and interest rate fluctuations through forward contracts, which are recorded at the lower of cost or market.

m) Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values.

Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

n) Stock-based compensation plans

The Company and certain of its subsidiaries have stock-based compensation plans which are described in Note 11. No compensation expense is recognized for these plans when stock options are issued. Any consideration paid by option holders for the purchase of stock is credited to capital stock. If plan entitlements are repurchased from the holder, the consideration paid is charged to retained earnings. Any obligation related to increases in the value of Deferred Share Units is accrued when the change in the value occurs, with an offset to the Statement of Operations.

2 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

o) Earnings per share

Basic earnings per common share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated on the basis of the weighted average number of shares outstanding during the period plus the additional common shares that would have been outstanding if potentially dilutive common shares had been issued using the "treasury stock" method.

p) Employee future benefits

Effective January 1, 2000, the Company and its subsidiaries adopted Section 3461 of the Handbook of the Canadian Institute of Chartered Accountants ("CICA"), which requires that all employees' future benefits be accounted for on an accrual basis. The change has been applied on a prospective basis. The transitional obligation of $1,338 is being amortized to pension expense on a straight-line basis over eight years which is the average remaining service period of active employees expected to receive benefits under the pension plan.

Post retirement benefit costs for the Company's defined benefit pension plan are actuarially determined using the projected benefit method prorated on service. The estimated market value of the pension plan assets is actuarially determined based on a five-year moving average. Experience gains and losses, and amounts arising as a result of changes in assumptions and plan amendment are amortized on a straight-line basis over the expected average remaining life of the employee group.

3 CHANGE IN ACCOUNTING POLICIES

a) Earnings per share

Commencing January 1, 2001, the Company changed its calculation of diluted earnings per share to the treasury stock method in accordance with Section 3500 of the Handbook of the CICA. Retroactive adoption of this methodology had no impact on the diluted earnings per share amounts of the prior year.

b) Stock-based compensation

Effective January 1, 2002, the CICA introduced new accounting and disclosure requirements with respect to stock-based compensation, which requires that awards to employees be valued using a fair-value method of accounting. These new rules also require enterprises to account for stock appreciation rights ("SARs") and similar awards to be settled in cash or other assets by measuring, on an ongoing basis, the amount by which the quoted market price exceeds the option price at settlement date.

It is the Company's intention to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. The new disclosure rules require that companies that elect a method other than the fair-value method of accounting, disclose pro-forma net income and earnings per share information, using a pricing model such as the Black-Scholes model as if the fair-value method of accounting had been used.

3 CHANGE IN ACCOUNTING POLICIES (CONTINUED)

These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets, in which case, the cumulative liability at the date of implementation of these awards will be charged to deficit with an offset to contributed surplus as at January 1, 2002.

The Company is currently evaluating the impact of these new rules on its financial statements.

c) Income taxes

Commencing January 1, 2000, the Company and its subsidiaries adopted the liability method of accounting for income taxes in accordance with the provisions of Section 3465 of the Handbook of the CICA. The provisions were applied retroactively without restatement of prior period financial statements. At January 1, 2000, future income tax assets of $20,798 were recorded and this amount was credited to Deficit at January 1, 2000. Prior to January 1, 2000, the Company and its subsidiaries used the deferral method of accounting for income taxes.

4 INVENTORIES

	December 31, 2001	December 31, 2000
Raw materials	$ 3,666	$ 8,118
Materials in process	4,002	6,779
Finished product	9,256	7,964
Spare parts and operating materials	1,586	4,753
	$ 18,510	$ 27,614

5 INCOME TAXES

The following is a reconciliation of income taxes, calculated at the Canadian combined federal and provincial income tax rate, to the income tax provision included in the consolidated statements of loss.

	Year Ended December 31, 2001	Year Ended December 31, 2000
Loss from continuing operations before income taxes	$ (67,089)	$ (28,506)
Future income tax included in loss	4,000	-
Items not subject to tax	18,687	5,539
Unrecognized tax losses	53,374	22,170
	8,972	(797)
Combined basic Canadian federal and provincial tax rate	41.62%	44.62%
Expected income tax expense (recovery)	3,734	(356)
Increase (decrease) related to:		
Large corporations and capital taxes	203	362
Difference between statutory rate and subsidiary tax rates	(80)	(137)
Income tax rate change	538	(287)
Other	(25)	122
	$ 4,370	$ (296)
Classified as:		
Current	$ 75	$ 698
Future	4,295	(994)
Less portion included in write-down of carrying value of assets	(4,000)	-
Income tax expense (recovery)	$ 370	$ (296)

Income taxes are recognized for future income tax consequences attributed to estimated differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases.

The net future income tax asset is comprised of:

	December 31, 2001	December 31, 2000
Future income tax assets:		
Tax benefit of loss carry-forwards and tax credits	$ 57,245	$ 46,330
Provisions and reserves	5,928	5,714
Capital, intangible and other assets	6,995	565
Less: valuation allowance	(54,172)	(28,533)
	15,996	24,076
Future income tax liabilities:		
Capital, intangible and other assets	(3,442)	(7,199)
Other	(439)	(283)
	(3,881)	(7,482)
Future income tax assets, net	$ 12,115	$ 16,594
Classified as:		
Current asset	$ -	$ 9,345
Long-term asset	12,115	7,249
Future income tax assets, net	$ 12,115	$ 16,594

5 INCOME TAXES (CONTINUED)

The future income tax asset valuation allowance is in respect of tax loss carry-forwards and tax credits primarily relating to subsidiaries involved in technology development.

For income tax purposes the Company had non-capital loss carry-forwards of approximately $135,415 at December 31, 2001 (2000 – $104,242) and accumulated capital losses of $3,588 (2000 – $2,641) which are available to offset income of specific entities of the consolidated group in future periods. The non-capital loss carry-forwards will expire at various times to the end of 2008. The Company also had research and development tax credits of approximately $22,404 at December 31, 2001 (2000 – $17,681) which will expire at various times to the end of 2011. Cash taxes relating to continuing operations paid during the year amounted to $563 (2000 – $520).

6 CAPITAL ASSETS

December 31, 2001	Cost	Accumulated Depreciation and Amortization	Net Book Value
Westaim Coating Solutions	$ 55,855	$ 33,365	$ 22,490
Coinage Products	25,473	25,398	75
Nucryst Pharmaceuticals	3,304	948	2,356
iFire Technology	22,853	8,917	13,936
Other	14,080	8,104	5,976
	$ 121,565	$ 76,732	$ 44,833

December 31, 2000	Cost	Accumulated Depreciation and Amortization	Net Book Value
Westaim Coating Solutions	$ 50,875	$ 10,474	$ 40,401
Coinage Products	25,004	15,807	9,197
Nucryst Pharmaceuticals	7,183	2,221	4,962
iFire Technology	21,446	6,197	15,249
Other	16,462	9,248	7,214
	$ 120,970	$ 43,947	$ 77,023

Included in capital assets is construction in progress of $7,819 (2000 – $5,982) that is not currently subject to depreciation. Depreciation on continuing operations capital assets was $9,075 (2000 – $9,191).

7 DEFERRED CHARGES

	December 31, 2001	December 31, 2000
Organization costs	$ 1,448	$ 1,448
Patents	3,193	2,754
Other assets	–	455
	4,641	4,657
Less accumulated amortization	(2,556)	(2,082)
	$ 2,085	$ 2,575

Organization costs are amortized over 5 years and patents are amortized over 10 years.

8 INVESTMENTS

	December 31, 2001	December 31, 2000
Savvion, Inc. - shares - equity basis	$ -	$ 15,101
Other investments - shares - equity basis	820	384
Other investments - shares - cost basis	2,362	-
	$ 3,182	$ 15,485

The investment in Savvion, Inc. represents a 24.4% voting interest (17.2% diluted) in this U.S. private business management software and service company through the ownership of common stock and redeemable convertible preferred shares. During the year, this investment was written down by $8,917 (2000 - $Nil) reflecting the current business environment, weaker performance outlook and adjustments to technology market valuations.

The Company records impairment losses if there has been an impairment in the value of investments that is other than temporary in nature. During the year, provisions totaling $1,299 (2000 - $Nil) were recorded against other investments.

The Company is committed to providing funding in the next twelve months to certain investments totaling $2,600. This funding is contingent upon the successful completion of certain initiatives by these investments.

9 PROVISION FOR SITE RESTORATION

Changes in the provision were as follows:

	Year Ended December 31, 2001	Year Ended December 31, 2000
Provision at beginning of year	$ 3,885	$ -
Additional provisions required	3,017	5,463
Site restoration expenditures incurred	(432)	(1,578)
Provision at end of year	$ 6,470	$ 3,885

The provision relates primarily to site restoration associated with the discontinuance of DS nickel production as well as soil and groundwater reclamation and remediation, based on periodic independent estimates of these costs.

10 LICENSING AGREEMENT

In 2000, iFire entered into a non-exclusive licensing agreement with a third party. The licensing fee is being recognized as revenue over three years, the term that services are being rendered under the agreement. Deferred licensing revenue represents the unamortized portion of cash received. In addition, iFire is entitled to royalties from future commercial sales of products by the third party utilizing the technology. These receipts vary in amount based on certain factors and are contingent upon the successful development and commercialization of the iFire technology in products produced by the third party.

11 CAPITAL STOCK

The Company's authorized share capital consists of an unlimited number of common shares, Preferred A shares and Preferred B shares. Changes in the Company's common shares outstanding during 2001 and 2000 are as follows:

Common Shares	2001 Number	2001 Stated Capital	2000 Number	2000 Stated Capital
Balance at beginning of year	77,719,698	$ 372,131	75,562,340	$ 361,682
Employee Stock Options and Share Purchase Plan	67,217	467	2,157,358	10,449
Balance at end of year	77,786,915	$ 372,598	77,719,698	$ 372,131

Stock-based compensation plans – The Company maintains an Employee and Director Stock Option Plan under which the Company may grant options for up to 11,000,000 shares of common stock of the Company at an exercise price equal to the market price of the Company's stock at the date of grant. Options awarded are exercisable for a period of 10 years and vest as to one third of the grant on each of the first, second and third anniversaries after the date of the grant. The Company maintains a Directors and Officers Share Purchase Program under the provisions of the Stock Option Plan. Under the Share Purchase Program, Directors and designated officers may be granted one option for each common share purchased, to a cumulative 50,000 options. Options, equal to the net purchases of common shares by the optionee during the calendar year, vest at the end of the calendar year in which the purchases were made. Any options issued under this program which do not vest at year-end are cancelled.

A summary of the status of the Company's stock option plans as at December 31, 2001 and 2000 and changes during the years ending on those dates is presented below:

	2001 Shares	2001 Weighted -Average Exercise Price	2000 Shares	2000 Weighted -Average Exercise Price
Outstanding at beginning of year	4,684,999	$ 9.61	4,726,366	$ 5.43
Granted	560,400	$ 10.81	2,214,596	$ 14.06
Exercised	–	$ –	(2,125,962)	$ 4.79
Cancelled/Purchased	–	$ –	(130,001)	$ 12.02
Outstanding at end of year	5,245,399	$ 9.74	4,684,999	$ 9.61

11 CAPITAL STOCK (CONTINUED)

The following table summarizes information about stock options outstanding as at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding Dec.31, 2001	Weighted -Average Remaining Contractual Life	Weighted -Average Exercise Price	Number Exercisable Dec.31, 2001	Weighted -Average Exercise Price
$ 4 - $ 6	1,126,700	4.6 years	$ 4.31	1,125,700	$ 4.31
$ 6 - $15	2,485,370	7.6 years	$ 8.13	1,494,359	$ 7.47
> $15	1,633,329	8.3 years	$ 15.93	544,443	$ 15.93
$ 4 - $16	5,245,399	7.2 years	$ 9.74	3,164,502	$ 7.80

Deferred share unit plan – During 2001, the Company implemented a Deferred Share Unit Plan (DSUs) for the outside Directors of the Company. DSUs are issued at the market value of the Company's shares at the date of grant and vest upon death or retirement of the Director. Directors may elect to receive additional DSUs in lieu of fees, which are issued at 90% of the market value of the Company's shares at the date of grant. As at December 31, 2001 a liability of $93 has been accrued with respect to issued DSUs.

Employee share purchase plan – Under the Employee Share Purchase Plan, employees are entitled to subscribe for common shares of the Company, to a maximum value of five percent of their annual compensation. Payment for these shares is made over a 24 month period at a price per share equal to the lesser of the market value at the offering date and the market value at the end of the purchase period. The market value at the offering date of July 16, 2001 was $10.09 (July 17, 2000 - $19.42). At December 31, 2001 there were outstanding purchase arrangements with employees having an aggregate value of $606 (2000 - $1,021). During the year ended December 31, 2001, 67,217 shares were issued, at an average price of $6.94, under this Plan (2000 - 30,343 shares at $8.47).

Subsidiary stock-based compensation plans – The Company also maintains equity incentive plans for certain employees of its technology subsidiaries, Surface Engineered Products Corporation, Nucryst Pharmaceuticals Corp. and iFire Technology Inc., under which stock options have been granted representing 3.71% to 8.53% of the outstanding shares of the respective subsidiaries. Subsidiary stock options vest evenly over a three year period and expire after 10 years from the date of grant. The exercise prices of stock options granted are not less than the fair value of the subsidiary's stock at the time of the grant.

SARs have been granted to employees of certain technology subsidiaries. SARs vest over time and may be settled with cash, shares of the subsidiary or shares of the Company, at the Company's option. The exercise prices of SARs granted are not less than the fair value of the subsidiary's stock at the time of the grant. In 2001, the total liability upon exercise of these SARs was capped at $1,950 and holders of SARs received options to purchase shares of the subsidiary with terms comparable to the original SARs.

Shareholder rights plan – The Company has a Shareholder Rights Plan under which one Right has been issued for each outstanding common share of the Company. The Rights expire on March 9, 2005. Each Right may be exercised eight trading days after a triggering event, which is determined when a person (an "Acquiring Person") has acquired or has commenced a takeover bid to acquire 20% or more of the common shares, other than by an acquisition pursuant to a takeover bid permitted by the Shareholder Rights Plan.

Upon occurrence of a triggering event, as described above, each Right entitles the holder, other than an Acquiring Person, to purchase for $75 that number of common shares of the Company having an aggregate market price of $150.

12 TECHNOLOGY PARTNERSHIPS CANADA AGREEMENT

On March 26, 2001, iFire entered into a research and development contribution agreement with the Government of Canada through Technology Partnerships Canada ("TPC"). Under this agreement, TPC has agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire until April 30, 2003, to a maximum of $30,000.

Under the terms of the agreement, iFire will pay a royalty to TPC equal to 1.065% of eventual commercial sales of the technology under development. In addition, TPC received warrants to purchase common shares of iFire exercisable for an additional consideration of $6,283. The warrants expire on April 30, 2007 and, as at December 31, 2001, represented approximately 0.5% of the current outstanding common shares of iFire. Under certain circumstances after December 31, 2004, TPC may put the warrants to iFire in consideration for their fair market value at that date, or for a 0.255 percentage point increase in the royalty rate, at the option of iFire.

Contributions are recorded as a reduction of the cost of the applicable capital asset or credited to the statement of operations of iFire as determined by the nature of the expenditure being funded. In 2001, contribution claims totaling $14,490 have been recorded reflecting expenditures in 2000 and 2001. Of this amount, $12,894 has been credited to research and development expense and $1,596 has been credited to capital assets. As at December 31, 2001, the Company has received $10,046 in respect of these claims and recorded a receivable of $4,444.

13 NUCRYST PHARMACEUTICALS AGREEMENT WITH SMITH & NEPHEW PLC

On May 8, 2001, Nucryst Pharmaceuticals Corp. entered into a series of agreements relating to its Acticoat™ burn dressing and wound care products with Smith & Nephew plc. Under these agreements, Nucryst has sold its North American burn dressing business and entered into an exclusive global licensing agreement for the sale and marketing of Acticoat™ burn and wound care dressings. Nucryst will receive royalties based on Smith & Nephew's future sales of these products as well as milestone payments for the achievement of certain regulatory and sales targets. Under a collaborative agreement, the two companies will work together to develop new wound care products and obtain additional regulatory approvals. Nucryst will continue to manufacture Acticoat™ products for Smith & Nephew under a long term manufacturing agreement.

The Company recorded a gain on the sale of the North American burn dressing business of $20,122 in 2001.

14 WRITE-DOWN OF CARRYING VALUE OF ASSETS

As a result of projected operating losses, arising from uncertainty regarding the ability to secure future coin blank and other coinage-related contracts, the Company has assessed the recoverability of the tangible and intangible assets related to the Coinage operating segment. Profitability in prior years resulted from contracts from certain customers at significant volumes that are no longer available. The Company has projected the undiscounted future net cash flows from use of these assets, together with their residual values, to be less than their carrying amounts.

Due to a significant downturn in the global ethylene industry, as well as changes to the manufacturing process resulting in surplus manufacturing equipment, the Company has assessed the recoverability of the tangible and intangible assets related to the Westaim Coating Solutions ethylene furnace coatings product line, and projected that the undiscounted future net cash flows from the use of these assets, together with their residual values, to be less than their carrying amounts.

14 WRITE-DOWN OF CARRYING VALUE OF ASSETS (CONTINUED)

Accordingly, in December 2001, the Company recorded a provision for asset impairment totaling $34,687, of which, $27,651 related to property, plant and equipment, and $7,036 related to other assets. The provision relating to other assets includes $2,497 in spare parts associated with the property, plant and equipment and a $4,000 reduction in future income tax assets.

Estimates of such undiscounted future net cash flows from use, together with residual values, are subject to significant uncertainties and assumptions. Actual results could, therefore, vary significantly from such estimates.

15 GAIN ON ISSUANCE OF SHARES BY SUBSIDIARY

During 2000, iFire issued shares to a third party reducing the Company's ownership from 100% to 97.5%. The reduction in the Company's equity interest in iFire was accounted for as an effective disposition of shares and resulted in a gain for accounting purposes of $10,509.

16 PENSION PLANS

The Company maintains defined contribution pension plans for its salaried and hourly employees. These plans were funded $1,311 during the year ended December 31, 2001 (2000 - $1,356).

The Company also maintains a defined benefit plan. The number of participants and retirees in this plan is not material. At December 31, 2001, the plan assets had a market value of $2,277 (2000 - $2,350) which is offset by the actuarial present value of the benefit obligation of $2,686 (2000 - $3,177), creating a plan deficit of $409 (2000 - $827) and an accrued benefit liability of $76 (2000 - $238). The Company funds the plan in amounts that are neither less than the minimum statutory funding requirements nor more than the maximum amount that can be deducted for income tax purposes.

17 DISCONTINUED OPERATIONS

Effective December 29, 2000, the Company sold substantially all its assets and liabilities related to the Chemicals business segment, including its wholly-owned subsidiary Thio-Pet Chemicals Ltd., for cash proceeds of $18,000. Accordingly, the results of these operations and the estimated costs of disposition were accounted for on a discontinued basis. The assets and liabilities related to this business were principally accounts receivable, inventories, capital assets and trade accounts payable, the book values of which immediately prior to the sale were as follows:

Net working capital	$	1,517
Capital assets		3,292
Book value of assets sold	$	4,809

17 DISCONTINUED OPERATIONS (CONTINUED)

Revenues and net earnings after taxes from discontinued operations for the period ended December 29, 2000 were $18,487 and $4,323 respectively. The net earnings after taxes were after deductions for depreciation of $258 and income taxes of $2,724. The gain on disposal of discontinued assets of $9,239 recorded in 2000 was net of income taxes of $3,752.

18 DERIVATIVE FINANCIAL INSTRUMENTS

From time to time, the Company hedges its exposure to contracted nickel sales, raw material purchases and certain produced inventory which are at price risk, through the use of nickel forward contracts traded Over the Counter with counterparties under terms governed by the London Metal Exchange ("LME") policies. Settlements are based on LME prices, unless other prices are negotiated. At December 31, 2001, there were deferred gains of $195 and unrealized losses of $441 (2000 - deferred gains of $207 and unrealized gains of $88) on these hedges which are offset by unrecognized gains (2000 - losses) in physical inventory and raw material costs.

The unrealized commodity positions at December 31, 2001 totaled 678 tonnes (2000 - 684 tonnes) and expire on varying dates to February 20, 2002.

From time to time, the Company reduces its exposure to foreign currency and interest rate fluctuations by entering into forward transactions. Gains are recognized upon realization, losses when identified, and both are included in interest income. At December 31, 2001 there were no unrecognized gains or losses on open foreign exchange contracts (2000 - $166 gain). The open positions at December 31, 2001, which expire on varying dates to November 25, 2002 were 1,917 Euro and $5,947 U.S. (2000 - 7,138 Euro and $4,000 U.S.). At December 31, 2001, there were no unrecognized gains on the open forward rate agreement contracts (2000 - $47 loss). There were no open positions at December 31, 2001 (2000 - positions offset).

19 COMMITMENTS

The Company is committed to capital expenditures of $1,664 (2000 - $1,066) and to future annual payments under operating leases as follows:

2002	2003	2004	2005	2006
$ 992	$ 921	$ 866	$ 826	$ 796

20 FINANCIAL INSTRUMENTS

Fair value of financial instruments

The carrying value of the Company's interest in financial instruments approximates their fair value. The estimated fair value approximates the amount for which the financial instruments could currently be exchanged in an arm's length transaction between willing parties who are under no compulsion to act. Certain financial instruments lack an available trading market and, therefore, fair value amounts should not be interpreted as being necessarily realizable in an immediate settlement of the instrument.

Interest rate risk

Interest rate risk reflects the sensitivity of the Company's financial results and condition to movements in interest rates. For 2001, a 1% decrease in interest rates would have reduced earnings before income taxes by $1,334. Conversely, a 1% increase in interest rates would have increased earnings before taxes by a similar amount.

Foreign currency risk

The Company is exposed to currency risks as a result of its export to foreign jurisdictions of goods produced in Canada. These risks are partially covered by purchases of goods and services in the foreign currency and by forward exchange contracts.

Credit risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and short-term investments, accounts receivable, and forward contracts. Cash and short-term investments are placed with major financial institutions or invested in the commercial paper of large organizations. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across geographic areas.

21 EARNINGS PER SHARE

In calculating earnings per share under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation as the assumed exercise of the Company's stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted earnings per share is as follows:

	Year Ended December 31, 2001	Year Ended December 31, 2000
Weighted average number of common shares outstanding		
– basic earnings per share	77,740,607	76,939,700
Effect of dilutive securities	3,032,981	4,305,292
Weighted average number of common shares outstanding		
– diluted earnings per share	80,773,588	81,244,992

The impact of all dilutive securities on earnings per share is anti-dilutive as at December 31, 2001 and 2000.

22 SEGMENTED INFORMATION

The Company is managed using four operating segments, which have been determined based on the nature of the products produced: Westaim Coating Solutions, Coinage Products, Nucryst Pharmaceuticals, and iFire Technology. The Chemicals industry segment previously operated by the Company was sold effective December 29, 2000 and is reported under discontinued operations.

During 2001, the Westaim Ambeon and Surface Engineered Products businesses were combined into a single business – Westaim Coating Solutions. Westaim Coating Solutions is dedicated to marketing and commercializing coating solutions and products for customers in the aerospace, electronics, catalyst, ethylene and other markets. The Coinage Products segment manufactures and sells coin blanks to the mints of countries around the world as well as contracting technology transfers to countries worldwide.

The Nucryst Pharmaceuticals segment researches, develops and commercializes medical devices and pharmaceutical products based on noble metal nanocrystalline technology. The iFire Technology segment has developed a proprietary flat-panel full color solid state display technology with applications in both the large screen and small graphic display markets.

The accounting policies of the reportable segments are the same as those described in Note 2. Included in other non-cash assets of $22,327 at December 31, 2001 (2000 – $43,780) are the investments disclosed in Note 8 and future income tax assets that cannot be allocated to a particular segment.

Year Ended December 31,2001	Revenue	Divisional (Loss)	Depreciation and Amortization	Capital Expenditures	Non Cash Assets December 31, 2001
Westaim Coating Solutions	$ 39,487	$ (8,951)	$ 4,322	$ 4,903	$ 46,674
Coinage Products	15,289	(6,575)	1,164	469	7,132
Nucryst Pharmaceuticals	9,835	(6,220)	408	546	5,998
iFire Technology	4,272	(10,052)	2,874	1,459	17,675
Other	–	(927)	789	442	22,327
Continuing Operations	$ 68,883	$ (32,725)	$ 9,557	$ 7,819	$ 99,806

Year Ended December 31,2000	Revenue	Divisional Earnings (Loss)	Depreciation and Amortization	Capital Expenditures	Non Cash Assets December 31, 2000
Westaim Coating Solutions	$ 43,758	$ (6,516)	$ 3,882	$ 7,172	$ 73,154
Coinage Products	72,834	6,486	1,137	391	43,875
Nucryst Pharmaceuticals	7,695	(8,146)	948	305	8,245
iFire Technology	3,467	(22,045)	2,891	3,745	15,909
Other	–	(548)	608	1,283	43,780
Continuing Operations	127,754	(30,769)	9,466	12,896	184,963
Discontinued Operations	18,487	7,047	258	836	–
	$ 146,241	$ (23,722)	$ 9,724	$ 13,732	$ 184,963

Direct export shipments for continuing operations amounted to $63,016 (2000 – $80,305). These exports were to customers in the United States $31,620 (2000 – $36,267), Europe $25,580 (2000 – $31,909), South America $3,218 (2000 – $10,175) and Asia $2,598 (2000 – $1,954).

22 SEGMENTED INFORMATION (CONTINUED)

In 2001, Westaim Coating Solutions recorded revenue from a customer of $10,883, which represents 16.0% of revenue from continuing operations of the Company. In 2000, the Coinage Products segment recorded revenue from one customer of $45,821, which represented 36.0% of the Company's revenue from continuing operations.

23 COMPARATIVE FIGURES

Certain 2000 figures have been reclassified to conform to the presentation of the current year.

Notice of Annual Meeting

Tuesday April 23, 2002
10 a.m.

Glenn Gould Studio
250 Front Street West
Toronto, Canada

Investor Relations

Anthony B. Johnston
Senior Vice President
The Westaim Corporation
Tel: (403) 234-3103
Fax: (403) 237-6565
info@westaim.com

Stock information

Traded on Nasdaq
under the symbol WEDX
Traded on The Toronto Stock
Exchange under the symbol WED

Shares issued and outstanding

77,786,915 as at December 31, 2001

Transfer Agent

Computershare Trust Company
of Canada
530-8th Avenue S.W., Suite 600
Calgary, Alberta
T2P 3S8

Tel: 1-888-267-6555
caregistryinfo@computershare.com

Directors

Ian W. Delaney 4
Non-executive
Chairman of the Board
The Westaim Corporation

Neil Carragher 1,2,4
Chairman of
The Corporate Partnership Ltd.

Kevin J. Jenkins
President and
Chief Executive Officer
The Westaim Corporation

Frank W. King 3,4
President of
Metropolitan Investment Corporation

Edward M. Lakusta 1,3,4
Private Business and
Energy Consultant

Daniel P. Owen 2,3,4
Chairman of
Molin Holdings Limited

Guy J. Turcotte 1,4
Chairman and
Chief Executive Officer of
Fort Chicago Energy Partners L.P.

Bruce V. Walter 2,4
Chairman and
Chief Executive Officer of
Four Mile Investments Inc.

1. Member of the Audit Committee
2. Member of the Environmental Health and Safety Committee
3. Member of the Compensation Committee
4. Member of the Corporate Governance Committee

EXECUTIVE OFFICERS

Kevin J. Jenkins
President and
Chief Executive Officer

G.A. (Drew) Fitch
Executive Vice President and
Chief Financial Officer

Barry M. Heck
Senior Vice President

Anthony B. Johnston
Senior Vice President

BUSINESS LEADERS

iFire Technology Inc.
Michael W. Goldstein
President

Nucryst Pharmaceuticals Corp.
Scott H. Gillis
President

Westaim Coating Solutions
Ted Redmond
President

David Weind
General Manager, Ambeon

Westaim Partners
Abe Rolnick
President

OFFICES

Executive Office
144 – 4th Avenue S.W.
Suite 1010
Calgary, Alberta
T2P 3N4
Tel: (403) 237-7272
Fax: (403) 237-6565
E-mail: info@westaim.com
www.westaim.com

Corporate Office
10102 – 114 Street
Fort Saskatchewan, Alberta
T8L 3W4
Tel: (780) 992-5300
Fax: (780) 992-5301

iFire Technology Inc.
15 City View Drive
Toronto, Ontario
M9W 5A5
Tel: (416) 246-1030
Fax: (416) 246-0458
www.ifire.com

Nucryst Pharmaceuticals Corp.
50 Audubon Road
Suite B
Wakefield, Massachusetts
01880
Tel: 781-224-1444
Fax: 781-246-6002
www.nucryst.com

Westaim Coatings Solutions
2415 - 101 Street S.W.
Edmonton, Alberta
T6X 1A1
Tel: (780) 431-4100
Fax: (780) 431-4101
www.surfaceengineered.com

Westaim Partners
36 Toronto Street
Suite 280
Toronto, Ontario
M5C 2C5
Tel: 416-361-9222
Fax: 416-361-9259
www.westaimpartners.com

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Certain statements contained in the report include forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", and words and expressions of similar import are intended to identify forward-looking statements. Such forward-looking statements include statements concerning expected product development, product applications and product introductions; the expected date and cost of certain regulatory approvals, including from the U.S. and Canadian authorities for pharmaceutical products; the expected date of 2004 for iFire Technology Inc.'s ("iFire's") entry into the market for consumer television products and iFire's expected market share; the expected global demand in 2005 for television products, including for flat panel televisions; the possible rebound in demand for electronic conductivity and shielding materials; and the expected growth in sales of ethylene coatings. Forward-looking statements are not guarantees of future performance. They involve significant risks, uncertainties and assumptions and our actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond our control, including: (i) unexpected hurdles in the completion and patenting of the iFire technology; (ii) unforseen complexities associated with developing the flat screen manufacturing process; (iii) market and competing technology developments which might affect the willingness of potential iFire partners to manufacture and market iFire products; (iv) market and competitive factors which limit Smith and Nephew's ability to continue to penetrate the burn and wound markets; (v) patent and technical hurdles which might inhibit or delay Nucryst Pharmaceutical Corp.'s ("Nucryst's") ability to develop or commercialize pharmaceutical applications; (vi) delays in receiving regulatory approval; (vii) market or economic conditions which might affect the timing or extend of rebound in demand for electronic materials or the growth in demand for ethylene coatings; (viii) general economic and financing conditions which may affect the ability to raise new capital or affect potential partner ability to contribute financially; and (ix) general industry and market conditions and growth rates.

Designed and Produced by:
Weave Communications Inc. / IR Profile

Printed on chlorine-free recyclable paper.
Printed in Canada.

WESTAIM

WESTAIM

THE WESTAIM CORPORATION

Notice of Annual Meeting of Shareholders to be held April 23, 2002

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of The Westaim Corporation (the "Corporation") will be held at the Glenn Gould Studio, 250 Front Street West, Toronto, Ontario, on Tuesday, April 23, 2002 at 10:00 a.m. to:

(a) receive and consider the Financial Statements of the Corporation for the financial year ended December 31, 2001 and the Auditor's Report to the Shareholders;

(b) elect directors;

(c) appoint auditors and authorize the board of directors to fix their remuneration; and

(d) transact such other business as may properly come before the Meeting or any adjournment(s) thereof.

Any adjournment(s) of the Meeting will be held at a time and place to be specified at the Meeting.

The Financial Statements for the financial year ended December 31, 2001, together with the Auditor's Report thereon, form part of the Annual Report of the Corporation, a copy of which accompanies this notice.

Shareholders registered on the books of the Corporation at the close of business on March 13, 2002 are entitled to notice of and to vote at the Meeting.

Details of all matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

Dated at Calgary, Alberta, this 4th day of March, 2002.
By Order of the Board,

Barry M. Heck
Senior Vice President

If you are unable to be present at the Meeting, ***PLEASE COMPLETE AND RETURN THE ACCOMPANYING FORM OF PROXY*** in the envelope provided for that purpose.

Information Circular

MATTERS REQUIRING SHAREHOLDER APPROVAL

This proxy Information Circular (the "Information Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management (the "Management") of The Westaim Corporation (the "Corporation") for use at the Annual Meeting of Shareholders of the Corporation (the "Meeting") to be held at the Glenn Gould Studio, 250 Front Street West, Toronto, Ontario, on Tuesday, April 23, 2002 at 10:00 a.m., for the purposes set out in the Notice of Meeting accompanying this Information Circular and any adjournment(s) thereof.

Election of Directors

The Articles of the Corporation require a minimum of 3 and a maximum of 15 directors. The number of directors to be elected at an annual meeting of shareholders shall be the number of directors then in office unless the directors or shareholders by simple majority otherwise determine from time to time. The board of directors has resolved to set the number of directors at 8.

Management of the Corporation proposes to nominate at the Meeting and the persons named in the accompanying form of proxy intend to vote at the Meeting for the election of the persons whose names are set forth in the table below. Management of the Corporation does not contemplate that any one of the nominees will be unable to serve as a director.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors at the Meeting, all other positions and offices with the Corporation now held by them, their principal occupation or employment, the period during which they have been directors of the Corporation, and the number of securities of the Corporation, beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them. The information contained herein as to securities beneficially owned, directly or indirectly, or over which control or direction is exercised is based upon information furnished to the Corporation by the respective nominees.

Name and Position or Office with Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned or Controlled
Neil Carragher[1,2,4] Director	Chairman of The Corporate Partnership Ltd. (a management consulting group)	May 1996	23,907
Ian W. Delaney[4] Director and non-executive Chairman of the Board	Chairman of Sherritt International Corporation (a nickel/cobalt mining and refining, oil and gas exploration and production, hotel and other general investment company)	May 1996	596,580
Kevin J. Jenkins Director and President and Chief Executive Officer	President and Chief Executive Officer of the Corporation	Sept. 1996	264,161
Frank W. King[3,4] Director	President of Metropolitan Investment Corporation (a capital investment, management services company)	May 1996	8,000
Edward M. Lakusta[1,3,4] Director	Private Business and Energy Consultant	May 1996	9,946

Name and Position or Office with Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned or Controlled
Daniel P. Owen[2,3,4] Director	Chairman of Molin Holdings Ltd. (an investment management company)	May 1996	58,000
Guy J. Turcotte[1,4] Director	Chairman and Chief Executive Officer of Fort Chicago Energy Partners L.P. (a hydrocarbon processing, marketing and pipeline company)	April 1998	8,000
Bruce V. Walter[2,4] Director	Chairman and Chief Executive Officer of Four Mile Investments Inc. (an investment management company)	May 1997	10,000

1. Messrs. Carragher, Lakusta and Turcotte are members of the Audit Committee.
2. Messrs. Carragher, Owen and Walter are members of the Environmental, Health and Safety Committee.
3. Messrs. King, Lakusta and Owen are members of the Compensation Committee.
4. Messrs. Carragher, Delaney, King, Lakusta, Owen, Turcotte and Walter are members of the Corporate Governance Committee.

IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Appointment of Auditors

The persons named in the enclosed form of proxy intend to vote for the re-appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and to authorize the directors to fix their remuneration. Deloitte & Touche LLP were first appointed auditors of the Corporation on May 7, 1996.

GENERAL STATUTORY INFORMATION

Solicitation of Proxies

Solicitation of proxies for the Meeting will be primarily by mail, the cost of which will be borne by the Corporation. Proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The Corporation has distributed copies of the notice, the Information Circular, form of proxy and the annual report (collectively, the "Documents") to clearing agencies, securities dealers, banks and trust companies, or their nominees ("Intermediaries") for onward distribution to shareholders of the Corporation whose common shares are held by or in the custody of those Intermediaries ("Non-registered Shareholders"). The Intermediaries are required to forward the Documents to Non-registered Shareholders.

Solicitation of proxies from Non-registered Shareholders will be carried out by Intermediaries, or by the Corporation if the names and addresses of Non-registered Shareholders are provided by the Intermediaries. The cost of the solicitation will be borne by the Corporation.

Non-registered Shareholders who wish to file proxies should follow the directions of their Intermediary with respect to the procedure to be followed. Generally, Non-registered Shareholders will either:

(a) be provided with a form of proxy executed by the Intermediary but otherwise uncompleted. The Non-registered Shareholder may complete the proxy and return it directly to the Corporation's transfer agent; or

(b) be provided with a request for voting instructions. The Intermediary is required to send the Corporation an executed form of proxy completed in accordance with any voting instructions received by it.

Appointment of Proxy

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO either by inserting the name of such person in the space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to the Senior Vice President of the Corporation c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, in time for use at the Meeting.

Revocation of Proxy

A shareholder who has given a proxy pursuant to this solicitation may revoke it at any time prior to its use by an instrument in writing, executed by the shareholder or by his or her attorney authorized in writing, and deposited either at the offices of the Corporation, 10102-114 Street, Fort Saskatchewan, Alberta, T8L 3W4, fax - (780) 992-5202 at any time up to and including the last business day preceding the day of the Meeting, or any adjournments thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

Voting of Proxies and Discretion Thereof

Common shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL, UNLESS OTHERWISE INDICATED, BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION AS STATED UNDER THOSE HEADINGS IN THE INFORMATION CIRCULAR. The enclosed form of proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the notice or other matters which may properly come before the Meeting. At the time of printing this Information Circular, Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if other matters do properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy according to their best judgement.

Voting Shares and Principal Holders Thereof

As of March 4, 2002 the Corporation had 77,786,915 issued and outstanding common shares. Each shareholder is entitled to one vote for each common share shown as registered in his or her name on the list of shareholders which is available for inspection during usual business hours at Computershare Trust Company of Canada, 600, 530-8th Avenue S.W., Calgary, Alberta, T2P 3S8 and at the Meeting. The list of shareholders is as of March 13, 2002, the record date fixed for determining shareholders entitled to notice of the Meeting. If a person has acquired ownership of common shares since that date, he or she may establish such ownership and demand, not later than 10 days before the Meeting, that his or her name be included in the list of shareholders.

To the knowledge of the directors and officers of the Corporation no person owns beneficially, or exercises control or direction over, common shares carrying more than 10% of the voting rights attached to all common shares of the Corporation entitled to be voted at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes, for the periods indicated, the compensation of the Corporation's President and Chief Executive Officer and each of the Corporation's three executive officers who were serving as executive officers at December 31, 2001. Such executive officers are referred to as the "Named Executive Officers."

Name and Principal Position	Year Ended December 31	Annual Compensation: Salary	Annual Compensation: Other Annual Compensation[1]	Annual Compensation: All Other Compensation[2]	Long Term Compensation Awards Securities Under Options Granted[3]	Number of Common Shares Beneficially Owned or Controlled at Year End
K.J. Jenkins	2001	$446,875	$49,620	$35,877	226,000	264,161
President and Chief	2000	$425,000	$49,642	$33,908	1,012,500	260,100
Executive Officer	1999	$425,000	$49,450	$33,908	112,800	20,600
G.A. Fitch	2001	$247,500	$25,000	$16,275	62,000	83,278
Executive Vice President	2000	$229,000	$25,000	$14,610	279,999	74,693
and Chief Financial Officer	1999	$220,000	$25,000	$13,800	30,000	10,455
B.M. Heck	2001	$236,250	$26,125	$15,263	87,400	55,765
Senior Vice President	2000	$209,000	$26,662	$12,810	218,332	53,365
	1999	$200,000	$27,212	$12,000	37,000	3,500
A.B. Johnston	2001	$217,500	$25,000	$13,575	70,000	94,834
Senior Vice President	2000	$199,000	$25,000	$11,910	256,666	93,466
	1999	$190,000	$25,000	$11,100	37,000	8,300

1. In 1999, 2000 and 2001, Mr. Jenkins received cash allowances in lieu of perquisites in the amount of $40,000. For Messrs. Fitch and Johnston, amounts shown as other annual compensation were allowances in lieu of perquisites. Mr. Heck received cash allowances in lieu of perquisites of $25,000 in 1999, 2000 and 2001.
2. In 1999, 2000 and 2001, Mr. Jenkins received other compensation in the form of contributions to the Corporation's defined contribution pension plan and life insurance premiums. Messrs. Heck, Fitch and Johnston received other compensation in the form of contributions to the Corporation's defined contribution pension plan.
3. All securities awarded in the form of long term compensation are grants of options pursuant to the 1996 Employee and Director Stock Option Plan (the "Option Plan").

Option Grants During the Year Ended December 31, 2001

Name	Securities Under Options Granted[1]	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
K.J. Jenkins	225,000 [3]	50.5%	$10.84	$10.84	Feb. 13, 2011
	1,000 [2]	.2%	$ 8.50	$ 8.50	Aug. 7, 2011
G.A. Fitch	6,000 [2]	1.4%	$10.37	$10.37	Jan. 10, 2011
	55,000 [3]	12.4%	$10.84	$10.84	Feb. 13, 2011
	1,000 [2]	.2%	$ 5.60	$ 5.60	Dec. 21, 2011
B.M. Heck	85,000 [3]	19.1%	$10.84	$10.84	Feb. 13, 2011
	1,000 [2]	.2%	$ 8.50	$ 8.50	Aug. 7, 2011
	1,400 [2]	.3%	$ 7.25	$ 7.25	Aug. 30, 2011
A.B. Johnston	70,000 [3]	15.7%	$10.84	$10.84	Feb. 13, 2011

1. All awards were made in options to purchase common shares of the Corporation pursuant to the Option Plan and, in the ordinary course, are exercisable for a period ending 10 years from the date of the grant.
2. Awards granted under the Corporation's Directors and Officers Share Purchase Program. Options equal to the net purchases of common shares by the optionee during the calendar year vest at the end of the calendar year in which the purchase is made. Any options which do not vest at year end are cancelled.
3. Awards granted on the basis that in the ordinary course they would be exercisable as to one third of the grant on each of the first, second and third anniversaries of the date of the grant.

Aggregated Option Exercises During the Year Ended December 31, 2001 and Financial Year-End Option Values

Name	Securities Acquired on Exercise	Aggregate Value Realized	Options at FY-End Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at FY-End[1] Exercisable/Unexercisable
K.J. Jenkins	Nil	Nil	563,800 / 937,500	$14,000 / $3,000
G.A. Fitch	Nil	Nil	190,333 / 251,667	$ 2,700 / $ 800
B.M. Heck	Nil	Nil	154,844 / 239,556	$ 1,973 / $ 987
A.B. Johnston	Nil	Nil	180,221 / 226,779	$ 1,973 / $ 987

1. Based on the December 31, 2001 closing price on The Toronto Stock Exchange (the "TSE") of $6.70.

Employment Contracts

The Corporation has entered into an employment agreement with Mr. Jenkins providing that in the event of a termination of employment by the Corporation for reasons other than just cause or upon a change of control, Mr. Jenkins would be entitled to 12 months prior written notice of such termination, or to salary and continued benefits under all benefit plans and the continued vesting of all stock options, for a period of 12 months. In addition, upon termination of employment by the Corporation in the event of a change of control, or if Mr. Jenkins elects to leave his employment in the event of a change of control of the Corporation, he would be entitled to receive payment equivalent to salary and the value of all perquisites and benefits under all benefit plans, for a period of 36 months. Also, in the event of a change of control of the Corporation, Mr. Jenkins would be entitled to immediate vesting of all options granted pursuant to the Option Plan.

The Corporation has entered into agreements with Messrs. Fitch, Heck and Johnston providing that upon termination of employment by the Corporation in the event of a change of control of the Corporation, each of them would be entitled to receive payment equivalent to salary and the value of all perquisites and benefits under all benefit plans, for a period of 24 months, or a period of 12 months if they elect to leave their employment in the event of a change of control. Also, each of them would be entitled to immediate vesting of all options granted pursuant to the Option Plan.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Composition of the Compensation Committee

The members of the Compensation Committee are Frank W. King, Edward M. Lakusta and Daniel P. Owen. No member of the Compensation Committee is employed by the Corporation or its affiliates and no member is a former officer or employee of the Corporation or its affiliates.

Executive Compensation Policy

The objective of the Corporation's executive compensation policy is to motivate and reward the creation of long term shareholder value, as measured by the share price of the Corporation's common shares. To this end, stock options are the focus of the program and other elements are secondary.

In establishing the Corporation's executive compensation policy, compensation comparisons are made with comparable companies by the Corporation's compensation consultants. These comparisons are adjusted to reflect the relative size of the Corporation, the nature of the Corporation's business and the particular job functions and performance of executives.

Executive base salaries are targeted at the median of base salaries, as determined by such comparisons. The Corporation targets its benefits and perquisites at approximately the average for comparable companies. It is the policy of the Corporation not to pay annual bonuses to executive officers.

Annual stock option grants for the Corporation's most senior executives are intended to result in their total executive compensation package being approximately at the 75th percentile of comparable companies.

The Corporation has established Long Term Incentive Programs ("LTI's") for employees of its three emerging technology business subsidiaries. These LTI's provide for awards of stock appreciation rights or stock options in the respective subsidiary. The Named Executive Officers do not participate in these LTI's.

In 1999 the Corporation established the Directors and Officers Share Purchase Program (the "Purchase Program"). Under the Purchase Program, directors and designated officers are granted an option to purchase one common share of the Corporation for each common share purchased, to a cumulative maximum of 50,000 options. Options equal to the net purchases of common shares by the optionee during the calendar year vest at the end of the calendar year in which the purchases were made. Any options which do not vest at year end are cancelled.

The Purchase Program was established to encourage directors and/or officers to purchase and hold common shares of the Corporation. Options granted under the Purchase Program are issued in accordance with the provisions of the Option Plan, are granted at an exercise price not less than the closing price of the common shares on the TSE for the trading day immediately preceding the date of grant and are exercisable for a period of ten years from the date of the grant. All Named Executive Officers have been designated participants under the Purchase Program.

Executive Compensation Procedures

The Committee develops a compensation program for the Directors and the President and Chief Executive Officer. Compensation programs for other executive officers are developed by the President and Chief Executive Officer, with the approval of the Committee. Executive compensation is reviewed and set annually.

Chief Executive Officer Compensation

The Chief Executive Officer's compensation is established using the policy and procedures set forth above.

For 2001, Mr. Jenkins' annual base salary was $446,875. No annual bonus was available to Mr. Jenkins in 2001. A stock option grant on 225,000 shares was made to Mr. Jenkins on February 13, 2001. Also, during 2001 Mr. Jenkins received options to purchase 1,000 shares pursuant to the Corporation's Directors and Officers Share Purchase Program.

The Committee believes that it is important for the Chief Executive Officer of the Corporation to have significant exposure to the Corporation's share price. As indicated above, stock options are the focus of the compensation program for the Chief Executive Officer; other compensation elements are secondary.

Report presented by,

Frank W. King, Chairman
Edward M. Lakusta
Daniel P. Owen

Performance Graph

The following graph shows changes as at December 31 of each year, since December 31, 1996, in the value of a $100 investment in the Corporation and the TSE 300 Composite Index assuming reinvestment of dividends.



350
300
250
200
150
100
50
0
TSE 300
WED
1996
1997
1998
1999
2000
2001

Remuneration of Directors

Directors, other than Mr. Jenkins and Mr. Delaney, are paid at the rate of $3,000 for each board meeting attended in person and $500 where attendance is by telephone, plus expenses in connection therewith. Directors are paid $1,000 for attendance in person at any committee meeting lasting less than four hours and an additional $1,000 for each committee meeting lasting more than four hours and $500 where attendance is by telephone. Committee chairmen are paid an additional $1,000 for attendance in person at any committee meeting which they chair and an additional $500 where attendance is by telephone. Where a director is required to travel more than three hours to attend a board or committee meeting, an additional fee of $2,000 is paid. The maximum daily payable in board and committee fees is $5,000 for committee chairmen and $4,000 for all other directors. No directors' fees are paid to directors who are employees of the Corporation.

As Chairman of the board of directors, Mr. Delaney receives an annual fee of $100,000 in lieu of director's meeting fees. He is also reimbursed for expenses incurred in connection with attendance at meetings of the board of directors and committees.

In February of 2001 the Corporation awarded to Mr. Turcotte additional options to purchase 40,000 common shares at an exercise price of $10.84, which was the weighted average trading price of the Corporation's common shares on the TSE for the five trading days preceding the date of the grant. Each of the directors, other than Messrs. Delaney and Jenkins, holds an aggregate of 180,000 options to purchase common shares.

In February of 2001, Mr. Delaney received a grant of options to purchase 75,000 common shares at an exercise price of $10.84. All of the above options were granted on the basis that in the ordinary course they would be exercisable as to one third of the grant on each of the first, second and third anniversaries of the date of the grant and are exercisable for a period ending ten years from the date of the grant.

In 2001, the Corporation established a Deferred Share Unit Plan (the "DSU Plan") for outside directors. Under the DSU Plan, at the end of each calendar quarter all outside directors are granted deferred share units ("DSUs") equal in value to the meeting fees payable to that director for the preceding quarter. A DSU is attributed a value based on the closing price of the Corporation's Common Shares on the TSE on the trading day prior to the date of grant (the "Market Value"). In addition, outside directors may elect to receive 50% or 100% of their meeting fees in the form of DSUs, valued at a 10% discount to Market Value upon grant. All DSUs will be paid out in cash only. The value of a DSU, when converted to cash, is equivalent to the Market Value of a Corporation's Common Share at the time the conversion takes place. A director cannot convert DSUs to cash until the director ceases to be a member of the board. Mr. Delaney and Mr. Jenkins are not eligible to participate in the DSU Plan.

Directors' and Officers' Liability Insurance

Directors' and officers' liability insurance in the amount of $75,000,000 was purchased during the last completed financial year at the Corporation's expense for the protection of all the directors and officers against liability incurred by them in their capacities as directors and officers of the Corporation and its past and present subsidiaries. The premium paid by the Corporation for such insurance is currently $86,000 per year. There is a deductible to the Corporation of $100,000 per occurrence.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The by-laws of the TSE require disclosure on an annual basis of the approach to corporate governance by companies listed on the TSE. This requirement resulted from the issuance in December 1994 of a report of the TSE Committee on Corporate Governance in Canada (the "TSE Report"). The TSE by-laws require disclosure of each company's system of corporate governance with reference to certain guidelines proposed in the TSE Report. The Corporation's approach to corporate governance is set out below.

Mandate of the Board

The mandate of the board of directors is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. In fulfilling its mandate, the board, among other matters, is responsible for:

(i) charting the strategic direction of the Corporation;
(ii) the identification of the principal risks of the Corporation's business and monitoring the implementation of appropriate systems to manage these risks;
(iii) succession planning, including appointing, training and monitoring of the Chief Executive Officer and monitoring the appointment and training of senior management;
(iv) monitoring the implementation of communications strategies to facilitate communications with shareholders and others involved with the Corporation; and
(v) monitoring the integrity of the Corporation's internal control and management information systems.

There were seven meetings of the board of directors during 2001. Frequency of meetings of the board as well as the nature of agenda items change depending upon the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces.

Composition of the Board

The board of directors is comprised of eight members. The board of directors believes that seven of the eight directors are "unrelated directors" and only the President and Chief Executive Officer, Mr. Jenkins, is a "related director" within the meaning of the TSE Report. Accordingly, the board of directors is constituted with a strong majority of individuals who qualify as "unrelated directors" within the meaning of the TSE Report. The TSE Report defines an unrelated director as a director who is independent of executive management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.

The board of directors has considered the size of the board to determine whether it has enough directors to carry out its duties efficiently, while presenting a diversity of views and experience. The board believes that its current size and makeup promote effectiveness and efficiency, while still preserving diversity.

Independence from Management

The board of directors believes that the fact that all of the directors of the Corporation except one are "unrelated directors" is an important factor in assuring the ability of the board to act independently of executive management. None of the senior management of the Corporation, with the sole exception of Mr. Jenkins, are members of the board. In addition, the Corporation does not have a "significant shareholder" within the meaning of the TSE Report (that is, a shareholder with the ability to exercise the majority of the votes for the election of the directors attached to the outstanding shares of the Corporation).

Board Committees

The board of directors has four committees: the Audit Committee, the Compensation Committee, the Environmental, Health and Safety Committee and the Corporate Governance Committee. From time to time ad hoc committees of the board may be appointed.

Audit Committee

The Audit Committee reviews the annual financial statements of the Corporation prior to their approval by the full board of directors and reviews the quarterly financial statements prior to their release. The committee is also responsible for making recommendations to the full board regarding the appointment of independent auditors, reviewing the nature and scope of the annual audit as proposed by the auditors and executive management, and reviewing with Management the risks inherent in the Corporation's business. The committee also reviews with the auditors and executive management any significant recommendations concerning the internal accounting control procedures and systems within the Corporation.

The members of the Audit Committee are Messrs. Turcotte (Chairman), Carragher and Lakusta, all of whom are unrelated directors.

Compensation Committee

The Compensation Committee develops a compensation program for the Directors and the President and Chief Executive Officer. Compensation programs for other executive officers are developed by the President and Chief Executive Officer, with the approval of the Compensation Committee. The members of the Compensation Committee are Messrs. King (Chairman), Lakusta and Owen, all of whom are unrelated directors.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee is responsible for monitoring the implementation of environmental, health and safety policies by the Corporation that facilitate compliance with applicable law, regulations and licenses, and that promote responsible environmental, health and safety management. The Environmental, Health and Safety Committee is composed of Messrs. Walter (Chairman), Carragher and Owen, all of whom are unrelated directors.

Corporate Governance Committee

The Corporate Governance Committee is responsible for ensuring that effective corporate governance and nominating policies and procedures are in place for the board's overall stewardship of the Corporation. The members of the Corporate Governance Committee are Messrs. Delaney (Chairman), Carragher, King, Lakusta, Owen, Turcotte and Walter, all of whom are unrelated directors. The Corporate Governance Committee conducts an annual review of the performance of the President and Chief Executive Officer of the Corporation.

Decisions Requiring Board Approval

In addition to those matters which must by law be approved by the board, executive management is required to seek board approval for major transactions. Executive management is also required to consult with the board before entering into any venture which is outside of the Corporation's existing businesses.

Board Performance

It is the responsibility of the Chairman of the Board to ensure the effective operation of the board. The Chairman meets periodically on an individual basis with every member of the board to discuss that director's contribution to board and committee meetings and any other matters which individual directors wish to raise with the Chairman.

Shareholder Feedback

The Corporation communicates regularly with its shareholders. At the Corporation's annual meeting of shareholders, a full opportunity will be afforded for shareholder questioning of the Corporation's activities. These initiatives address investor concerns and ensure that inquiries receive a full and timely response from the appropriate officer of the Corporation.

Board Expectations of Management

The board looks to executive management to be responsible for the efficient and creative management of the business of the Corporation, and for the identification and proposal of initiatives for the Corporation to secure opportunities as they arise. The board does not seek to be involved in the direct day-to-day functioning of the Corporation.

The board looks to executive management to provide it with the information needed to carry out its mandate. Directors must have confidence in the data gathering, analysis and reporting functions of executive management so that the board can be effective in identifying problems and opportunities for the Corporation.

OTHER INFORMATION

The Corporation undertakes, upon request to the Senior Vice President, to provide to any person, subject to payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation, one copy of any document referred to in (i), (ii) and (iii) below:

(i) the Corporation's annual information form (the "AIF"), together with any document, or the pertinent pages of any document, incorporated by reference in the AIF;
(ii) the Corporation's financial statements for its most recently completed financial year together with the accompanying report of the auditor and any interim financial statements subsequent to the financial statements for its most recently completed financial year; and
(iii) the Corporation's information circular in respect of its most recent annual meeting of shareholders that involved the election of directors.

Approval by Directors

The contents and the sending of this Information Circular have been approved by the board of directors of the Corporation.

Certificate

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Calgary, Alberta this 4th day of March, 2002.

Kevin J. Jenkins
President and
Chief Executive Officer

G.A. (Drew) Fitch
Executive Vice President and
Chief Financial Officer

THE WESTAIM CORPORATION

PROXY SOLICITED BY MANAGEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 23, 2002.

The undersigned, being a shareholder of The Westaim Corporation (the "Corporation"), hereby appoints Ian W. Delaney, or failing him, Kevin J. Jenkins, or failing him, Barry M. Heck, (or instead of any of them ____________ ____________________________________) as proxy holder, with full power of substitution, to attend and act for the undersigned at the Annual Meeting of Shareholders (the "Meeting") to be held at the Glenn Gould Studio, 250 Front Street West, Toronto, Ontario on April 23, 2002, and at any adjournment(s), in the same manner, to the same extent and with the same powers as if the undersigned were present at the Meeting, and without limiting the general authorization given, the persons above-named are specifically directed:

(a) to VOTE ☐ or to WITHHOLD FROM VOTING ☐ (and if no specification is made, to VOTE) for the election of directors nominated by management of the Corporation in the accompanying Information Circular;

(b) to VOTE ☐ or to WITHHOLD FROM VOTING ☐ (and if no specification is made, to VOTE) for the appointment of auditors and the authorization of the directors to fix their remuneration; and

(c) (conferring discretionary authority) to vote on amendments or variations to the matters identified in the Notice of Meeting and on all other business that may properly come before the Meeting or any adjournment(s);

hereby revoking any proxy previously given.

The undersigned instructs the above-named proxy holder to act on each of the matters itemized above as directed. **If no direction is given, such proxy holder shall vote for the election of the nominees listed in the Information Circular as directors and for the appointment of Deloitte and Touche LLP, as auditor.** The undersigned hereby confers discretionary authority upon such proxy holder to vote, in accordance with his or her best judgement, with respect to amendments or variations to the matters outlined above and with respect to matters other than those listed in the notice calling the Meeting and which may properly come before the Meeting. At the date hereof, management of the Corporation knows of no such amendment, variation or other matter.

Dated the ______ day of ______________________, 2002

____

Signature of Shareholder

Instructions:

1. This instrument of proxy must be in writing, signed and dated by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof who has been duly authorized. The signature above should agree with the name on this proxy. Executors, administrators, trustees, etc., should so indicate when signing. Where common shares are held jointly, each owner must sign. If your address as shown is incorrect, please give your correct address when returning this proxy.
2. **Each shareholder has the right to appoint a person to represent him or her at the Meeting other than persons specified above. Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.**
3. If not dated, this proxy shall be deemed to be dated the date on which it was mailed to you.

The Westaim Corporation, Calgary, Alberta